04034979

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Arauco and Constitution Pulp Inc.

(Translation of Registrant's Name Into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

El Golf 150
Fourteenth Floor
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Memoria Anual | Annual Report

2003



Arauco

.03



Celulosa Arauco y Constitución S.A.



Realiza directamente actividades de producción y venta de celulosa y es la sociedad matriz de un conjunto de empresas industriales y forestales. Posee además una significativa participación en las empresas Puerto de Lirquén S.A. y Puerto de Coronel S.A.

La sociedad se formó en 1979, por la fusión de las empresas Industrias de Celulosa Arauco S.A. y Celulosa Constitución S.A.

Industrias de Celulosa Arauco S.A. fue creada en 1968, con el objeto de desarrollar el proyecto de una planta de celulosa en la zona de Arauco, en la VIII Región. En 1972, CORFO adquirió el total de las acciones, las que licitó públicamente a fines de 1976, siendo adjudicadas a la Compañía de Petróleos de Chile S.A. (COPEC).

Celulosa Constitución S.A. se creó en 1969, con el propósito de construir una planta de celulosa en la zona de Constitución, en la VII Región del país. En 1974, el total de las acciones pasó a propiedad de CORFO, empresa que las licitó y adjudicó a COPEC en 1979.

En la actualidad, COPEC es propietaria del 99,98% de las acciones de Celulosa Arauco y Constitución S.A.

Al conjunto de empresas organizadas bajo la propiedad de Celulosa Arauco y Constitución S.A. se les denomina bajo el nombre genérico de ARAUCO.

The organization is directly responsible for the production and sale of woodpulp and is the holding company of a group of industrial and forestry companies. It also has significant shareholdings in Puerto de Lirquén S.A. and Puerto de Coronel S.A.

The company was established in 1979 from the merger of Industrias de Celulosa Arauco S.A. and Celulosa Constitución S.A.

Industrias de Celulosa Arauco S.A. was created in 1968 to develop a pulp mill project in Arauco, in Chile's 8th Region. In 1972, CORFO acquired all its shares and later offered these in a public tender in late 1976 which was awarded to Compañia de Petróleos de Chile S.A. (COPEC).

Celulosa Constitución S.A. was formed in 1969 to build a pulp mill in the Constitución area in the country's 7th region. All its shares were acquired by CORFO in 1974 and were then bought by COPEC in a public tender in 1979.

COPEC today holds 99.98% of the share capital of Celulosa Arauco y Constitución S.A.

The group of companies organized under the ownership of Celulosa Arauco y Constitución S.A. are known under the generic name of ARAUCO.



The ARAUCO name refers to the group of industrial, forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A..

It is one of the Latin America's largest forestry enterprises in terms of plantation area and yields, the production of market kraft woodpulp and of sawntimber and wood panels. Its forest plantations are located in Chile, Argentina and Uruguay, while its industrial facilities are in Chile and Argentina.

En Chile, ARAUCO es propietaria de la mayor superficie de plantaciones forestales del país, con un patrimonio de 632 mil hectáreas, en su mayor parte de pino radiata.
A ello se suman aproximadamente 111 mil hectáreas de plantaciones en Argentina, provincia de Misiones -fundamentalmente de pino Taeda- y 15 mil hectáreas plantadas en Uruguay.

In Chile, ARAUCO owns the country's largest area of forest plantations, with a total of 632 thousand hectares mostly of radiata pine. It also has approximately 111 thousand hectares in Misiones province, Argentina (mainly of taeda pine) and 15 thousand hectares planted in Uruguay.





La empresa posee cinco plantas de celulosa: cuatro en Chile (Planta Arauco, Planta Constitución, Planta Licancel y Planta Valdivia) y una en Argentina (Alto Paraná). Su capacidad de producción conjunta alcanza a dos millones 300 mil toneladas métricas anuales de celulosa kraft.

The Company owns five woodpulp mills, four in Chile (Arauco, Constitución, Licancel and Valdivia) and one in Argentina (Alto Paraná). Its overall production capacity is 2.3 million metric tons of kraft pulp per year.

ARAUCO también es propietaria de trece aserraderos -once en Chile y dos en Argentina- y de siete plantas de manufactura de madera. En conjunto, la capacidad de aserrío de estas instalaciones alcanza a dos millones 770 mil metros cúbicos anuales de madera aserrada.

ARAUCO also owns thirteen sawmills (eleven in Chile and two in Argentina) and seven wood remanufacturing plants. The combined sawmill capacity of these facilities is 2.7 million cubic meters of sawntimber per year.





En el área de paneles, ARAUCO posee en Chile una planta de terciados, dos plantas de tableros MDF o Medium Density Fiberboard y otra de tableros HB o Hardboard. En Argentina posee una planta de MDF. Su capacidad de producción conjunta es por sobre un millón de metros cúbicos de paneles por año.

In the panels area, ARAUCO operates in Chile a plywood mill, two medium density fiberboard (MDF) mills and a hardboard (HB) mill. It also has a MDF mill in Argentina. Their combined annual production capacity is over one million cubic meters of panels.

Indice | Contents





Nueva Planta Valdivia
New Valdivia Mill



Ventas | Sales

[illegible]

The Company's consolidated sales in 2003 were 1,458 million dollars and net income was 409 million dollars.

Antecedentes Económicos Consolidados | Economic Highlights

		1998	1999	2000	2001	2002	2003
Financial (US$ Million)							
Sales		803	998	1,183	1,139	1,188	1,458
Pulp		531	654	742	685	629	710
Sawntimber		164	228	268	275	343	401
Panels		21	35	101	137	178	297
Others		87	81	72	42	38	50
Operating Income		126	297	460	294	390	506
Woodpulp		66	183	339	163	219	187
Forestry and other activities		60	114	121	131	172	319
Net Income		86	215	324	140	277	409
EBITDA (*)		289	444	620	455	527	644
CAPEX		123	203	514	195	353	573
Total Assets		4,460	4,442	4,909	4,969	5,037	5,784
Fixed Assets		3,758	3,766	4,020	3,759	3,838	4,327
Equity		2,996	3,072	3,277	3,117	3,207	3,614
Financial Ratios							
Debt / Capitalization		28.0%	26.3%	29.3%	34.5%	33.2%	34.4%
Current Ratio		2.90	3.40	2.10	6.40	3.62	7.14
Non financial							
Sales	(Thousand)						
Woodpulp	ADt	1,262	1,450	1,218	1,721	1,565	1,597
Unbleached	ADt	287	359	282	424	349	367
Bleached	ADt	975	1,091	936	1,297	1,216	1,231
Wood products							
Logs	m3	1,751	1,778	1,431	952	989	854
Sawn Timber	m3	926	1,072	1,257	1,463	1,745	1,964
Panels	m3	68	115	314	491	643	1,059
	(Thousand)						
Total Timberlands Owned	ha.	881	937	1,010	1,115	1,121	1,190
Plantations	ha.	529	569	657	699	709	758
Pine	ha.	488	523	602	630	632	666
Eucaliptus	ha.	42	47	55	64	69	80
Other	ha.				5	8	12
Other Uses	ha.	351	368	353	416	412	431
Personnel							
Number of Employees		2,136	2,474	3,135	3,329	3,431	3,984

*EBITDA = Operating Income + Depreciation & Amortization + Stumpage.

Sales US$ Million


1600
1400
1200
1000
800
600
400
200
0
1458
1183
1139
1188
998
803
742
685
710
654
629
531
401
343
297
268
275
228
178
164
137
101
87
81
72
35
42
38
50
21
1998
1999
2000
2001
2002
2003

- Pulp
- Sawntimber
- Panels
- Others
- Total

Operating Income US$ Million


600
500
400
300
200
100
0
506
460
390
339
319
297
294
219
187
183
172
163
131
126
121
114
66
60
1998
1999
2000
2001
2002
2003

- Woodpulp
- Forestry and other activities
- Operating income

Total Timberlands Thousands of Hectares


1600
1400
1200
1000
800
600
400
200
0
1190
1121
1115
1010
937
881
666
632
630
602
523
488
431
416
412
368
353
351
80
69
64
55
47
42
12
8
5
1998
1999
2000
2001
2002
2003

- Pine
- Eucalyptus
- Others
- Others uses
- Total timberlands owned



Inversiones | Investments

Las inversiones totales realizadas por la empresa en el año 2003 ascendieron a US$573 millones, que se financiaron en un porcentaje importante, con recursos propios de la compañía.

Total investments made by the Company in 2003 amounted to US$573 millions, largely financed from its own resources.

Futuro Proyecto Itata

Future Itata Project

Carta del Presidente | Chairman's Statement

Señores Accionistas:

Al término del ejercicio anual correspondiente al año 2003, queremos hacer llegar a Uds., junto con nuestros resultados económicos, los aspectos de mayor relevancia en la marcha de la empresa durante ese período.

Arauco es una compañía que vende su producción mayoritariamente en los mercados internacionales y, a ese respecto, el ejercicio 2003 se caracterizó por el desarrollo de situaciones complejas en diversos países, que afectaron negativamente la economía mundial y que finalmente se tradujeron en bajos precios de venta de nuestros productos, especialmente la celulosa, los que han estado mejorando en los últimos meses.

A pesar de los aspectos negativos indicados anteriormente y como resultado del esfuerzo sostenido de Arauco de mantener bajos sus costos de producción, la utilidad neta de la empresa en el ejercicio del año 2003 alcanzó a US$ 409 millones, cifra que representó un incremento de un 48% con respecto al año anterior, con significativos avances en las distintas áreas de actividad de la compañía: forestal, celulosa, aserraderos y paneles.

Sin embargo, a nuestro juicio, el hecho de mayor relevancia para Arauco en el año 2003 es el alto monto de las inversiones realizadas, que confirma la estrategia de largo plazo de la empresa, destinada a consolidarla como la mayor empresa forestal-industrial de América Latina, y una de las más importantes en el ámbito mundial.

Las inversiones totales realizadas por la empresa en el año 2003 ascendieron a US$573 millones, que se financiaron en un porcentaje importante, con recursos propios de la compañía.

En el área forestal se invirtieron US$97 millones, destacando la compra a Forestal Bío Bío de 9.000 há. de plantaciones de pino radiata, ubicadas en un área próxima a nuestro proyecto forestal-industrial Itata. Dentro de las inversiones forestales del ejercicio no hemos

To our Shareholders,

With the closing of the year2003, we would like to inform you not only on our financial results but on the more relevant aspects of the Company's performance during that period.

Arauco is a company that sells most of its production in international markets and, in this respect, 2003 was characterized by complex situations in several countries which adversely affected the global economy resulting in low sales prices for our products, especially woodpulp. Although we have to say that these have been improving in recent months.

Despite these negative aspects and as a result of Arauco's efforts to maintain its production costs low, the Company's net income for 2003 was US$ 409 million, representing an increase of 48% over the previous year and evidencing significant progress made in the different business areas: forestry, woodpulp, sawmills and panels.

However, in our opinion, the factor of greatest relevance for Arauco was the large investments made as part of the Company's long term strategy of consolidating itself as the largest forestry industrial company in Latin America and one of the largest in the world.

The total investment made by the Company in 2003 amounted to US$573 million, largely financed from its own resources.

US$97 million were invested in the forestry area, particularly in the purchase from Forestal Bío Bío of 9,000 ha. of radiata pine plantations located near to our Itata forestry-industrial project site. Our forestry investment for the year does not include the acquisition of a subsidiary of the Argentine company Pérez-Companc, located in Misiones province, because, although the negotiations were successfully concluded during 2003, the payment of US$40 million was made in the first days of January 2004.

incluido la adquisición de la filial de la empresa argentina Pérez-Companc, ubicada en la provincia de Misiones, ya que aunque las negociaciones se realizaron exitosamente durante el año 2003, el desembolso efectivo de US$40.000.000 se concretó en los primeros días de enero del año 2004. La compra incluye 18.000 há. de plantaciones de pino, 800 há. de eucalipto y 3.600 há. de araucaria y un aserradero de una capacidad de producción anual de 120.000 m3 de madera aserrada.

En las actividades relacionadas con celulosa, la inversión durante el año 2003 ascendió a US$ 427 millones, que en su mayor parte correspondió a la ejecución del proyecto de planta de celulosa Valdivia, la que experimentó un notable avance durante el año 2003, permitiendo cumplir el programa que consultaba su puesta en marcha durante el primer bimestre del año 2004.

La planta de celulosa, parte del proyecto forestal-industrial Valdivia, que contempla una inversión total de US$ 1.200 millones, producirá celulosa kraft blanqueada de pino y eucalipto. Con esta nueva planta, la empresa aumentará su capacidad de producción anual de celulosa a 2,3 millones de toneladas, con lo cual Arauco se ubicará entre los mayores productores de pulpa de mercado del mundo. Estimamos conveniente destacar, además, que el proyecto de la planta fue planificado, diseñado y llevado a cabo íntegramente por un grupo de 350 profesionales chilenos y algunos extranjeros especialistas en temas específicos, lo que constituyó un nuevo hito en la ejecución de grandes proyectos industriales en nuestro país.

En el área de aserraderos y paneles, las inversiones en el año 2003 ascendieron a US$21,5 millones y US$24,9 millones respectivamente. En ambos casos las cifras corresponden principalmente a las obras de construcción y montaje de un aserradero capaz de producir 300.000 m3/año de madera aserrada y de una planta de madera terciada con una capacidad de 210.000 m3/año. Estas obras constituyen la primera etapa ya iniciada del nuevo complejo forestal-industrial Itata ubicado en la VIII Región, a orillas del río del mismo nombre, vecino a la localidad de Nueva Aldea.

This purchase includes 18,000 ha. of pine plantations, 800 ha. of eucalyptus plantations and 3,600 ha. of araucaria plantations, plus a sawmill with an annual production capacity of 120,000 m3 .

The investment in woodpulp related activities amounted to US$ 427 million which corresponded mainly to the Valdivia pulp mill project which presented considerable progress in 2003 and met its program for starting operations in the first two months of 2004.

The pulp mill, part of the Valdivia forestry-industrial project involving a total investment of US$ 1,200 million, will produce bleached pine and eucalyptus kraft pulp. The Company will thus increase its annual pulp production capacity to 2.3 million tons, making Arauco one of the largest pulp producers in the world. We believe it important to mention that the plant was planned, designed and carried out entirely by a group of 350 Chilean professionals with the support of foreign specialists for specific matters. This constituted a new landmark in the execution of major industrial projects in Chile.

In the sawmills and panels areas, investments during 2003 totaled US$ 21.5 million and US$ 24.9 million respectively. In both cases, these refer mainly to construction and assembly works on a sawmill capable of producing 300,000 m3 p.a. of sawn timber and a plywood mill with a capacity of 210,000 m3 p.a.. These works make up the first stage of the new Itata forestry-industrial complex in Chile's 8th Region, on the banks of the river of that name near the village of Nueva Aldea.

For the completion of the second stage of the Itata project, which includes the construction of a new bleached pine and eucalyptus pulp mill, the Company has planned investments in the industrial area of US$ 1,300 million over the next three years.

The Company exported a total of US$ 1,236 million in 2003 to more than 30 countries in the five continents, involving



Para la completa realización de la segunda etapa del proyecto Itata, que incluye la construcción de una nueva planta de celulosa blanqueada de pino y eucalipto, la empresa tiene consultado para los próximos tres años, inversiones en el área industrial que alcanzarían a US$ 1.300 millones.

En el año 2003 la empresa exportó US$ 1.236 millones, con ventas a más de 30 países de los cinco continentes, de una gran diversidad de productos y a clientes de muy distintas especialidades, lo que ha obligado a Arauco a crear una importante infraestructura de comercialización, tanto humana como material, que ya cuenta con oficinas propias en doce países. El fuerte crecimiento de la oferta de productos de las distintas actividades de Arauco, derivada de la puesta en marcha de la planta Valdivia y de la que entregará en los próximos años el complejo industrial Itata, hace necesario que la empresa otorgue una atención prioritaria a las actividades de comercialización y distribución. Debemos agradecer a todos nuestros clientes por la confianza que han tenido en elegir los productos de nuestra empresa.

Otro aspecto relevante en la marcha de Arauco durante el ejercicio 2003, fue la profundización de su compromiso con un desarrollo sustentable y protección del medio ambiente definido en nuestra "Política Ambiental".

Los bosques cosechados son replantados al año siguiente utilizando para ello semillas y plantas mejoradas genéticamente, asegurando la sustentabilidad futura de las instalaciones industriales de Arauco. Por otra parte, las nuevas plantaciones cumplen rigurosamente con las normas de la empresa en el sentido de no utilizar terrenos en que existan bosques nativos.

En la actualidad la empresa cuenta con la certificación ISO 14.001 para todas sus filiales forestales y aserraderos, así como la ISO 9001-2000 para tres de las cinco plantas de celulosa y las restantes tienen el proceso de certificación en curso.

Durante el año 2003, tras la puesta en marcha en Chile del Sello Nacional de Certificación de Manejo Forestal Sustentable, la filial Forestal Arauco fue la primera empresa forestal chilena en obtener la certificación con el sello "CERTFOR". Actualmente CERTFOR se

a wide range of products and customers with very different requirements. This has led Arauco to create a large commercial infrastructure in both human and material terms including its own offices in twelve countries. The huge growth in production from Arauco's various activities resulting from the start-up of the Valdivia mill and the future production of the Itata industrial complex makes it necessary for the Company to give full priority to its commercialization and distribution. We must thank all our customers for their trust in choosing our Company's products.

Another important aspect of Arauco's performance in 2003 was the strengthening of its commitment with sustainable development and environmental protection as defined in our Environmental Policy.

The forests we harvest are replanted the following year using genetically improved seeds and plants to ensure the future sustainability of Arauco's industrial facilities. On the other hand, the new plantations rigorously comply with the Company's standards in the sense of not substituting native forest lands.

The Company currently has ISO 14,001 certification for all its forestry and sawmill subsidiaries, and ISO 9001-2000 certifcation for three of its five pulp mills, the remaining two being in the process of obtaining this.

During 2003, following the launch in Chile of the Sustainable Forest Management Certification National Standard, the subsidiary Forestal Arauco was the first Chilean forestry company to obtain certification under the CERTFOR standard. CERTFOR is currently in the final stages of obtaining mutual recognition with the Program For the Endorsement of Forest Certification Schemes Standards (PFEC) which is the standard that has the greatest coverage of certified forest in the world.

The pulp mills, sawmills and panels plants comply strictly with Chilean environmental regulations which are as demanding as those applicable in



Medio Ambiente | The Environment

[illegible]

An important aspect of Arauco's performance in 2003 was the strengthening of its commitment with sustainable development and environmental protection as defined in our Environmental Policy.

encuentra en la fase final de su homologación con el estándar de Certificación Forestal Pan Europeo (PFEC) que es el sello que tiene la mayor cobertura de certificaciones forestales en el mundo.

Por otra parte, la planta de celulosa, los aserraderos y las plantas de paneles cumplen estrictamente con las regulaciones ambientales chilenas, que son tan exigentes como las que aplican los países más desarrollados del mundo.

Arauco también ha llevado adelante proyectos relacionados con el área educacional, por considerarla la herramienta básica para el desarrollo social.

En el sector de la educación básica y media, ha participado en el financiamiento de la infraestructura y en la gestión de los colegios de Arauco, Constitución y Cholguán, abiertos a toda la comunidad, los cuales en los últimos años han alcanzado excelentes resultados en las pruebas de evaluación de la calidad de la educación.

Pero la labor más importante en el área educacional es la que realiza la Fundación Educacional Arauco (Fundar), creada por la empresa en 1989, que ha diseñado y puesto en marcha programas de mejoramiento educativo para las escuelas de educación básica municipalizadas en las comunas en que opera la empresa. Próxima a cumplir 15 años, la Fundación ha conseguido capacitar a aproximadamente 1300 profesores de educación básica y media, y a través de ellos a 30.500 alumnos en 160 establecimientos educacionales.

Debemos agradecer muy especialmente a todo nuestro personal, cuya capacidad y espíritu de entrega nos ha permitido cumplir con pleno éxito las metas que nos habíamos propuesto.

the world's most developed countries.

Arauco has also carried out projects in education as it considers it a basic tool for social development.

In the infants and junior education sector, it has participated in financing the infrastructure and management of the Arauco, Constitución and Cholguán Schools, open to the whole community, which have achieved excellent results in education quality evaluation tests in recent years.

But the most important work in the education area is that carried out by Fundación Educacional Arauco (Fundar), created by the company in 1989, which has designed and managed educative improvement programs for municipal funded junior schools in the communities where the company operates. Close to its 15th anniversary, the Foundation has trained approximately 1,300 school teachers and, through them, 30,500 children in 160 educational establishments.

We would like to extend our very special thanks to all our personnel whose abilities and commitment have enabled us to successfully meet the objectives we set ourselves.

José Tomás Guzmán Dumas
Presidente del Directorio
Celulosa Arauco y Constitución S.A.
Chairman of the Board
Celulosa Arauco y Constitución S.A.

Directorio, Administración y Accionistas | Board of Directors, Management and Shareholders

Directorio | Board of Directors

José Tomás Guzmán
Presidente Directorio
Chairman

Roberto Angelini
Vice Presidente
Vice Chairman

Directores | Members of the Board
Jorge Andueza
Anacleto Angelini
Manuel Enrique Bezanilla
Jorge Bunster
Carlos Croxatto
Alberto Etchegaray
Felipe Lamarca

Administración | Management

Alejandro Pérez
Gerente General
President and Chief Executive Officer

Matías Domeyko
Gerente de Administración y Finanzas
Chief Financial Officer



Futuro Proyecto Itata
Future Itata Project

Alvaro Saavedra
Gerente Area Forestal
Forestry Area
Managing Director

Jorge Garnham
Gerente Area Celulosa
Woodpulp Area
Managing Director

Antonio Luque
Gerente Area Aserradero
Sawntimber Area
Managing Director

Franco Bozzalla
Gerente Area Paneles
Panels Area
Managing Director

Charles Kimber
Gerente Comercial
Commercial Director

Sergio Desormeaux
Gerente de Informática
Systems Director

Hernán Arriagada
Gerente de Ingeniería y Construcción
Engineering and Construction Director

Cristián Infante
Gerente Alto Paraná
Alto Paraná
Managing Director

Víctor Renner
Gerente Proyecto Valdivia
Valdivia Project Director



Accionistas | Shareholders

Celulosa Arauco y Constitución S.A.
Accionistas al 31-12-2003
Shareholders at December 31, 2003

Nombre Name	Número de Acciones Number of Shares	Porcentaje de Participación Percentage Shareholding
Empresas Copec S.A.	113.127.452	99,97791121 %
Chilur S.A.	24.746	0,02186961 %
María Raquel Cruchaga Montes	153	0,00013522 %
AntarChile S.A.	95	0,00008396 %
Total	113.152.446	100,0000000 %



Empresa | Company

ARAUCO es el nombre con el que se denomina al conjunto de empresas industriales, forestales y comerciales organizadas bajo la propiedad de la sociedad anónima chilena Celulosa Arauco y Constitución S.A.

The Arauco name refers to the group of industrial, forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A.

Centros Operativos de Arauco en Chile Argentina y Uruguay

Operational Centers in Chile, Argentina & Uruguay


Pacific Ocean
CHILE
Plantación
Forest plantation
Planta de celulosa
Woodpulp mill
Aserradero
Sawmill
Planta de paneles
Panel mill
Puerto
Port
Futuro Proyecto Itata
Future Itata Project
Incluye / Includes:
• Aserradero / Sawmill
• Planta de Paneles / Panel Mill
• Planta de Celulosa / Woodpulp Mill
PARAGUAY
ASUNCION
BRASIL
PUERTO ISUAZU
CURITIBA
POSADAS
SANTA MARIA
PORTO ALEGRE
URUGUAY
MONTEVIDEO
BUENOS AIRES
ARGENTINA
Océano Pacifico
VALPARAISO
SANTIAGO
RANCAGUA
LICANCEN
CONSTITUCION
TALCA
CHILLAN
LIRQUEN
TALCAHUANO
SAN VICENTE
CONCEPCION
CORONEL
ARAUCO
TEMUCO
CORRAL
VALDIVIA

Las Empresas Arauco | The Arauco Group

al 31 de diciembre de 2003 / as of December 31, 2003


99,92%
Forestal Arauco S.A.
1,00%
1,00%
1,00%
1,00%
99,00%
99,00%
99,00%
0,0013
97,3875%
99,00%
99,00%
99,00%
99,00%
1,00%
1,00%
1,00%
99,9987%
Forestal Cholguan S.A.
Forestal Valdivia S.A.
Forestal Celco S.A.
Bosques Arauco S.A.
Investigaciones Forestales Bioforest S.A.
Aserraderos Arauco S.A.
Paneles Arauco S.A.
Arauco Generación
Arau
Perú S
20,00%
Sercor S.A.
19,18%
7,60%
5,38%
19,42%
Controladora de Plagas Forestales S.A.
50,00%
35,00%
50,00%
45,00%
Servicios Logísticos Arauco S.A.
Arauco Distribución S.A.
20,00%
83,0517%
Forestal Celsur S.A.
50,00%
20,14%
50,00%
EKA Chile S.A.
Puerto de Lirquén S.A.
Inversiones Puerto Coronel S.A.
99,99%
99,97%
Portuaria Lirquén S.A.
Puerto de Coronel S.A.





Celulosa Arauco y Constitución S.A.
98,0377%
1,9623%
Arauco Internacional S.A.
0,1000%
1,0000%
0,0020%
0,0005%
0,1515%
10,0000%
0,0002%
0,3953%
0,0100%
14,272%
99,992%
99,9000%
99,0000%
99,9980%
99,9995%
99,8485%
90,0000%
99,9998%
99,6047%
99,97%
100%
0,008%
85,728%
Arauco Ecuador S.A.
Arauco Honduras S.R.L. de C.V.
Agenciamiento y Serv. Profes. S.A. de C.V.
Araucomex S.A. de C.V.
Forestal Arauco Guatemala S.A.
Forestal Arauco Costa Rica S.A.
Arauco do Brasil Ltda.
Arauco Wood Products Inc.
Arauco Europe S.A.
Arauco Forest Products B.V.
Arauco Denmark APS
100%
Southwoods - Arauco Lumber and Millwork, LLC
90,000%
Industrias Forestales S.A.
10,000%
13,3839%
99,97%
86,6161%
Forestal Cono Sur S.A.
1,00%
98,00%
2,00%



Centros de Arauco Argentina



Potencial | Potential

Con 758 mil hectáreas plantadas en Chile, Argentina y Uruguay, Arauco es propietario del mayor patrimonio de plantaciones forestales de América del Sur.

Arauco owns one of the most extensive timberlands in South America, with 758 thousand hectares of plantations.

Area Forestal | Forestry Area

Con 758 mil hectáreas plantadas en Chile, Argentina y Uruguay, Arauco es propietario del mayor patrimonio de plantaciones forestales de América del Sur.

Tanto el tamaño de sus bosques como el rápido crecimiento que las especies plantadas alcanzan en el hemisferio sur, entregan a la empresa importantes ventajas comparativas en los exigentes mercados mundiales de la celulosa, madera aserrada, paneles y otros productos derivados.

Consciente del potencial y de la riqueza de su recurso forestal, Arauco asume una política de manejo sustentable de sus plantaciones. Esto, además de constituir una garantía en lo que se refiere a la protección del medioambiente, también es una carta de confianza para sus clientes en cuanto les asegura la disponibilidad creciente y sostenida de madera en el futuro.

Asimismo, con el objetivo de agregar valor a sus productos y optimizar la productividad de sus plantaciones, la empresa destina importantes recursos al desarrollo de tecnología de vanguardia en las áreas de mejoramiento genético, protección fitosanitaria, productividad de los suelos y propiedades de la madera. A ello se suman iniciativas de protección del recurso forestal contra riesgos ajenos al control de la compañía, entre las que cabe mencionar un eficiente sistema de detección precoz de plagas y un completo programa contra incendios forestales. Este último incorpora a la comunidad a través de campañas educacionales preventivas y de la formación de brigadas de control y supresión.

Las plantaciones de Arauco son de pino radiata y taeda y, en menor proporción, de eucalipto. En la mayor parte de las plantaciones de pino se aplican técnicas de manejo forestal destinadas a privilegiar la cosecha de madera libre de nudos, la que luego se destina a la fabricación de productos de alto valor agregado.

Arauco owns one of the most extensive timberlands in South America, with 758 thousand hectares of plantations. The extent of its forests and the fast growth rate of its plantations give the Company important comparative advantages in the demanding global markets for products such as woodpulp, sawn timber, panels and wood products.

Aware of the potential and wealth of its timberlands, Arauco follows a sustainable forest management policy. This, besides providing a guarantee concerning environmental protection, is also a good reference for its customers in ensuring them a growing and sustainable supply of timber for the future.

The Company invests considerable resources in developing the latest technology in the areas of genetic improvement, phytosanitary protection, soil productivity and wood properties in order to add value to its products and optimize the productivity of its timberlands. It also has programs for forest protection against risks outside the Company's control including, for example, an efficient system for detecting pests in advance and a complete program for controlling forest fires. The fire control program incorporates the community through preventive educational campaigns and the formation of fire control and fighting brigades.

Arauco's plantations consist of radiata pine and taeda and, to a lesser degree, eucalyptus. Most of the pine plantations are managed under a "pruning regime" with the objective of harvesting in the future knot-free wood which is then used in the manufacture of high value-added products.



Inventario de Plantaciones | Stock of Plantations
Miles de Hectáreas / Thousands of Hectares


700
600
500
400
300
200
100
0
30 47 120 204 347 512 527 613 630 632 666
1 1 2 2 6 42 47 55 63 69 80
1970
1975
1980
1985
1990
1998
1999
2000
2001
2002
2003
(*)

▮ Plantaciones de Pino / Pine Plantations
▮ Plantaciones de Eucalipto / Eucalyptus Plantations
(*) Incluye Chile, Argentina (incluido activos de Pecom) y Uruguay. / Includes Chile, Argentina (including the assets of Pecom) and Uruguay.

Plantaciones Anuales | Anual Forestation
Hectáreas Cosechadas | Area Harvested
Miles de Hectáreas / Thousands of Hectares


40
35
30
25
20
15
10
5
0
27 32 35 37 36 32 38 37 37 30
10 11 12 15 14 16 20 23 24 30
1995
1996
1997
1998
1999
2000
2001
2002
2003
2010
(E)

▮ Hectáreas Plantadas / Area Planted
▮ Hectáreas Cosechadas / Area Harvested
(E) = Estimados / Estimated

Cosecha Anual | Yearly Harvesting
Millones de m3 / Millions of m3


25
20
15
10
5
0
1 3 9 10 11 13 20
1980
1990
2000
2002
2003
2005
(E)
2015
(E)

(E) = Estimados / Estimated

Patrimonio Forestal al 31 de diciembre de 2003 | Forest Resources as of December 31, 2003
Miles de Hectáreas / Thousands of Hectares

		Plantaciones / Plantations			Bosques Nativos Native Forest	Otros usos Others uses
		Pino Pine	Eucalipto Eucalyptus	Otras Others		
Chile	928	553	76	3	99	198
Argentina	234	98	4	9	111	11
Uruguay	28	15	0	0	0	13
Total	**1.190**	**666**	**80**	**12**	**210**	**221**

Nota: Las cifras para Argentina consideran la adquisición de los activos forestales de Pecom perfeccionada en enero 2004.
Note: The figures for Argentina include the acquisition of forestry assets from Pecom in January 2004.

Producción y venta de madera rolliza

En 2003 se cosecharon 10,9 millones de metros cúbicos de rollizos, se produjeron 2,1 millones de metros cúbicos de astillas y madera combustible y se compraron a terceros 3,9 millones de metros cúbicos de rollizos y astillas.

Del total de rollizos y astillas, 16,1 millones de metros cúbicos fueron destinados a las plantas de celulosa, paneles y aserraderos de la empresa y 0,8 millones de metros cúbicos se vendieron a terceros.

Desarrollo tecnológico forestal

Arauco ha definido como una prioridad estratégica el desarrollo de investigaciones tecnológicas propias en el área forestal, que le permitan potenciar al máximo la calidad, productividad y rendimiento de sus plantaciones.

Esta tarea está en manos de Bioforest S.A., filial de Arauco, que opera como centro de investigación científico tecnológico en el área forestal y que entrega servicio a la compañía en todos los países donde se han establecido plantaciones.

Bioforest cuenta con laboratorios, viveros e invernaderos propios en donde se experimentan tecnologías y procedimientos que luego se incorporan a las plantaciones de Arauco. Cuenta con personal altamente calificado e instrumental de primera línea.

Actualmente, sus principales áreas de trabajo son genética, productividad de sitios, protección fitosanitaria y estudios sobre las características y propiedades de la madera.

Production and marketing of logs

A total of 10.9 million cubic meters of logs were harvested in 2003, another 2.1 million cubic meters of wood chips and fuel wood were recovered, and 3.9 million cubic meters of logs and chips were bought from third parties.

Of all the logs and wood chips, 16.1 million cubic meters were used in the Company's pulp, panel mills and sawmills and 0.8 million cubic meters were sold to other parties.

Forest technological development

Arauco has set itself as a strategic priority the development of its own technological research in the forestry area in order to extract the maximum quality, productivity and yield from its plantations.

This task is the responsibility of Bioforest S.A., a subsidiary of Arauco, which operates as a technological research center for the Forestry Area and provides services to the company in other countries where it has plantations.

Bioforest has its own laboratories, nurseries and greenhouses where it experiments with technologies and procedures that are then introduced to Arauco's timberlands. It employs highly qualified professionals and uses state of the art laboratory instruments.

Its principal areas of work are in genetics, soil productivity, phytosanitary protection and studies on the characteristics and properties of wood.



Calidad | Quality

La celulosa blanqueada de Arauco es reconocida internacionalmente por su alto grado de blancura y sus excelentes propiedades mecánicas, que le permiten una amplia variedad de usos.

Arauco's bleached pulp is well known internationally for its high degree of brightness and its excellent mechanical properties that enable it to be used for a wide variety of purposes.

Area Celulosa | Woodpulp Area

Arauco es, a nivel mundial, una de las principales empresas fabricantes de celulosa kraft blanqueada y sin blanquear de mercado.

Es producida en Chile a partir de pino radiata y de eucalipto y a partir de pino taeda en Argentina, especies de rápido crecimiento en el hemisferio sur, lo que otorga a Arauco una importante ventaja de costos respecto de proveedores de celulosa de otras latitudes.

La celulosa blanqueada de Arauco es reconocida internacionalmente por su alto grado de blancura y sus excelentes propiedades mecánicas, que le permiten una amplia variedad de usos. Entre otros, se utiliza como materia prima para la fabricación de papeles de impresión y de escritura, en la elaboración de papeles sanitarios y papeles de envolver de alta calidad.

La celulosa sin blanquear se produce en Chile a partir de pino radiata y se utiliza en la fabricación de papeles para embalaje, filtros, papeles dieléctricos y productos de fibro cemento.

La mayor parte de la producción de celulosa de Arauco, elaborada en plantas ubicadas en Chile y Argentina, se comercializa en mercados internacionales. En ellos, Arauco se ha consolidado como un proveedor de largo plazo de celulosa. Este prestigio se fundamenta en una competitiva estructura de costos, en la existencia de una red de distribución y comercialización eficiente de alcance global, y en la permanente incorporación en sus procesos industriales de rigurosos estándares tecnológicos y de protección al medioambiente.

Cabe destacar que de las cinco plantas de celulosa que tiene Arauco actualmente en funcionamiento, tres poseen la certificación de calidad bajo la norma ISO 9001 2000 y las restantes tienen el proceso de certificación en curso.

Arauco is one of the world's main producers of market bleached and unbleached kraft woodpulp.

In Chile, the pulp is manufactured from radiata pine and eucalyptus fibers and, in Argentina, from taeda pine, all fast growing species for the Southern Hemisphere, which gives Arauco an important cost advantage with respect to pulp suppliers from other latitudes.

Arauco's bleached pulp is well known internationally for its high degree of brightness and its excellent mechanical properties that enable it to be used for a wide variety of purposes. These include for the manufacture of printing and writing papers, sanitary papers and high quality packing papers.

Unbleached woodpulp is produced in Chile from radiata pine fiber and is later used in the manufacture of papers for packaging, filters, dielectric papers and fiber cement products.

Most of the woodpulp produced at Arauco's mills in Chile and Argentina is sold in international markets. Arauco has consolidated itself as a reliable long term supplier of woodpulp. This reputation is based on a competitive costs structure, an efficient global distribution and commercialization network and the constant introduction of rigorous technological end environmental protection standards into its processes.

Of the five pulp mills that Arauco currently operates, three have been certified under the ISO 9001 2000 quality standards and the others are in the process of obtaining this.

Producción de celulosa año 2003 | Woodpulp Production 2003
Miles de Toneladas / Thousands of Tons


22.6%
12.1%
65.3%

Total: 1 millón 583 mil toneladas
1,583 million tons

- Celulosa Cruda Fibra Larga (pino)
  Unbleached softwood pulp (pine)
- Celulosa Blanqueada Fibra Corta (eucalipto)
  Bleached hardwood pulp (eucalytus)
- Celulosa Blanqueada Fibra Larga (pino)
  Bleached softwood pulp (pine)

Desarrollo Futuro

En el presente ejercicio finalizaron las obras de la nueva planta de celulosa en Valdivia, ubicada en la X Región de Chile, la cual inició su puesta en marcha a comienzos de 2004.

Con una inversión total de 1.200 millones de dólares, este nuevo complejo industrial y forestal agrega una significativa capacidad de producción de celulosa kraft de pino radiata y eucalipto, con lo que la capacidad total de producción de celulosa de Arauco se elevará a 2,3 millones de toneladas métricas por año.

En el 2003, además, se dio inició a la construcción del más relevante proyecto industrial que contempla Arauco en el mediano plazo: el complejo industrial-forestal Itata, ubicado cerca de Chillán, en la VIII Región de Chile.

El complejo incluye un aserradero, una planta de terciados y una planta de celulosa, de características similares a Planta Valdivia, y cuya puesta en marcha está proyectada para mediados de 2006.

Así, sumando la actividad de las plantas Valdivia e Itata, la capacidad de producción de celulosa de Arauco superará los 3 millones de toneladas anuales.

Future development

The construction of the new Valdivia pulp mill in Chile's 10th Region was completed during the year and starting operating in early 2004.

With a total investment of 1.2 billion dollars, this new plant adds a significant production capacity of radiata pine and eucalyptus kraft pulp, thus increasing Arauco's total pulp production capacity to 2.3 million metric tons a year.

In 2003, ground was broken for starting construction of the most important industrial project planned by Arauco for the medium term: the Itata industrial-forestry complex, located close to Chillán in Chile's 8th Region.

The complex includes a sawmill, a plywood mill and a pulp mill, the latter with similar characteristics to the Valdivia mill. Its start up is planned for mid 2006.

Including both the Valdivia and Itata mills, Arauco's woodpulp production capacity will therefore exceed 3 million tons per year.



Área Woodpulp

Planta	Ubicación	Tipo de celulosa	Producción 2003
Arauco	Chile Octava Región.	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: **Arauco BKP** **Arauco EKP**	746 mil toneladas métricas (599 mil de celulosa blanqueada de pino y 147 mil de celulosa blanqueada de eucalipto).
Constitución	Chile Séptima Región.	Kraft cruda de pino radiata Marca: **Celco UKP**	358 mil toneladas métricas.
Licancel	Chile Séptima Región.	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: **Arauco BKP** **Arauco EKP**	134 mil toneladas métricas (89 mil de celulosa blanqueada de pino y 45 mil de celulosa blanqueada de eucalipto).
Valdivia	Chile Décima Región.	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: **Arauco BKP** **Arauco EKP**	Puesta en marcha Febrero 2004
Alto Paraná	Argentina Provincia de Misiones.	Kraft blanqueada de pino taeda. Marca: **Alto Paraná BKP**	345 mil toneladas métricas.

Mills	Location	Kind of Woodpulp	2003 Production
Arauco	Chile 8th Region.	Radiata pine and eucalyptus bleached kraft pulp in Standard and ECF grades. Brand: **Arauco BKP** **Arauco EKP**	746 thousand metric tons. (599 thousand metric tons bleached pine pulp and 147 thousand metric tons bleached eucalyptus pulp).
Constitución	Chile 7th Region.	Unbleached radiata pine kraft pulp. Brand: **Celco UKP**	358 thousand metric tons.
Licancel	Chile 7th Region.	Radiata pine and eucalyptus bleached kraft pulp in Standard and ECF grades. Brands: **Arauco BKP** **Arauco EKP**	134 thousand metric tons (89 thousand metric tons bleached pine pulp and 45 thousand metric tons bleached eucalyptus pulp).
Valdivia	Chile 10th Region.	Radiata pine and eucalyptus bleached kraft pulp in Standard and ECF grades. Brand: **Arauco BKP** **Arauco EKP**	Start-up in February 2004
Alto Paraná	Argentina Misiones province.	Bleached taeda kraft pulp. Brand: **Alto Paraná BKP**	345 thousand metric tons.



Producción | Production

Arauco es la principal empresa productora de madera aserrada en Latinoamérica y en el hemisferio sur, con una capacidad que asciende a 2 millones 770 mil metros cúbicos anuales, incluyendo sus instalaciones en Chile y Argentina.

Arauco is the main producer of sawn timber in Latin America and the Southern Hemisphere, with a capacity at its facilities in Chile and Argentina of 2.8 million cubic meters per year.

Area Madera Aserrada | Sawntimber Area

Arauco es la principal empresa productora de madera aserrada en Latinoamérica y en el hemisferio sur, con una capacidad que asciende a 2 millones 770 mil metros cúbicos anuales, incluyendo sus instalaciones en Chile y Argentina. La capacidad de secado es de 2 millones 50 mil metros cúbicos anuales, y la capacidad de producción de sus plantas de manufactura alcanza a 382 mil metros cúbicos al año.

Es, también, la principal empresa exportadora de Chile en su rubro, de hecho, el 79 por ciento de la madera aserrada producida por Arauco se destina a mercados internacionales, principalmente a Norteamérica, Asia y el Medio Oriente.

El restante 21 por ciento va al mercado chileno, donde la empresa ocupa el primer lugar en las ventas de madera aserrada.

En la actualidad, Arauco ofrece una cartera de productos amplia y diversa: sus aserraderos fabrican madera para embalaje y pallets, madera para la construcción y productos de apariencia destinados a la industria del mueble y el diseño. En sus plantas de manufactura, en tanto, se elaboran molduras finger joint y sólidas, paneles encolados y productos laminados.

En los últimos años, la empresa ha ampliado sostenidamente su diversidad de productos, lo que le ha permitido incursionar en nuevos mercados, así como fortalecer las relaciones comerciales con clientes ya existentes, quienes crecientemente ven en Arauco un socio confiable, capaz de convertirse en proveedor único para el conjunto de sus requerimientos.

Arauco es propietaria de trece aserraderos -once en Chile y dos en Argentina- y de siete plantas de manufactura, cinco en Chile y dos en Argentina. Esta cifra incluye al Aserradero Bossetti, ubicado en la provincia de Misiones, Argentina, que se sumó durante el presente ejercicio al patrimonio de Arauco, como consecuencia de la adquisición de la compañía trasandina Pecom Forestal.

Arauco is the main producer of sawn timber in Latin America and the Southern Hemisphere, with a capacity at its facilities in Chile and Argentina of 2.8 million cubic meters per year. Its annual drying capacity is just over 2 million cubic meters and the annual production capacity of its remanufacturing plants is 382 thousand cubic meters.

It is also Chile's main exporter in this industry, 79 percent of the sawn timber produced by Arauco is exported, mainly to North America, Asia and the Middle East.

The remaining 21 percent is sold on the Chilean market where the Company again occupies the leading position in sales of sawn timber.

Arauco offers a broad and diversified product mix: its sawmills make timber for packaging and pallets, timbers for construction and decorative products for the furniture and design industries. Its remanufacturing plants make fingerjoint and solid mouldings, edge glued panels and laminated products.

The Company has continuously broadened its range of products in recent years, enabling it to penetrate new markets and strengthen its trading links with existing customers who increasingly see Arauco as a reliable partner capable of becoming the sole supplier for a combination of requirements.

Arauco owns thirteen sawmills (eleven in Chile and two in Argentina) and seven remanufacturing plants (five in Chile and two in Argentina). This includes Aserradero Bossetti, located in Misiones province, Argentina, which was added to Arauco's assets during the year as a consequence of the acquisition of the Argentine company Pecom Forestal.

The year 2003 was notable for two important investments: in Chile, the Valdivia and Cholguán remanufacturing plants were expanded, increasing their production capacities by 13,500 cubic meters and 15,000 cubic meters respectively. These together represent an 8 percent increase in total remanufacturing plant capacity.


MSD CEPILLADO
1x5 192 PZAS
Arauco
SECO
EN CAMARA

Expansión | Expansion

[illegible]

In December 2003, the expansion project for the Valdivia sawmill was completed.

Producción Total en miles de m3
Total Production in thousands of m3


2500
2000
1500
1000
500
0
1789
2152
2317
1076
1419
1537
229
288
312
2001
2002
2003
Madera Verde / Green Lumber
Madera Seca / Kiln Dried Lumber
Madera Manufacturada / Manufactured Wood Products

El año 2003 estuvo marcado por importantes proyectos de expansión: En Chile se ampliaron las plantas de manufactura Valdivia y Cholguán, las que aumentaron sus capacidades de producción en 13 mil 500 metros cúbicos y 15 mil metros cúbicos respectivamente. Las cifras implican, en conjunto, un aumento del 8 por ciento en la capacidad de producción total de las plantas de manufactura.

Asimismo, en diciembre de 2003, se puso en marcha el proyecto de ampliación del Aserradero Valdivia, para aumentar su capacidad de producción a 360 mil metros cúbicos de madera aserrada y su capacidad de secado a 280 mil metros cúbicos. Se estima que estas nuevas capacidades se alcanzarán durante el primer semestre de 2004.

Pero, sin duda, el mayor hito del período lo constituye el inicio de la construcción del nuevo Aserradero Itata que, con una capacidad de producción de 300 mil metros cúbicos anuales, será el más moderno de Chile.

Al cierre de ejercicio el estado de avance de las obras era del 30 por ciento.

Está previsto que este nuevo aserradero inicie sus operaciones en noviembre del 2004, para alcanzar su plena capacidad en el año 2006. Cuando ello ocurra, la capacidad de aserrío de Arauco ascenderá a 3 millones 500 mil metros cúbicos anuales, consolidando a la compañía como una de las más importantes empresas de aserrío del mundo.

In December 2003, the expansion project for the Valdivia sawmill was completed, increasing its annual production capacity to 360 thousand cubic meters of sawn timber and its drying capacity to 280 thousand cubic meters. It is expected that these production will reach these new designed capacities during the first half of 2004.

Undoubtedly the most important achievement for the year was the start of construction of the new Itata sawmill which, with an annual production capacity of 300 thousand cubic meters, will be the most modern in Chile.

These works were 30 percent advanced by the end of the year.

This new sawmill is expected to start operating in November 2004 and to reach its full capacity in 2006. At that time, Arauco's sawmill capacity will amount to 3.5 million cubic meters per year, consolidating the Company as one of the largest sawmill companies in the world.



Crecimiento | Growth

En menos de siete años, desde que Arauco entró al mercado de paneles, la compañía ha logrado situarse exitosamente en el mercado internacional de este tipo de productos.

In less than seven years, since Arauco entered the panels business, the Company has managed to successfully position itself in international markets.

Producción de Paneles en miles de m3
Production of Panels in thousands of m3



1200
1000
800
600
400
200
0
1027
677
640
478
347
263
310
308
331
118
76
4
143
147
157
118
76
4
57
58
59
56
1997
1998
1999
2000
2001
2002
2003
Terciado / Plywood
MDF / MDF
HB / HB
Total / Total

Area Paneles | Panels Area

En menos de siete años, desde que Arauco entró al mercado de paneles, la compañía ha logrado situarse exitosamente en el mercado internacional de este tipo de productos, convirtiéndose en una de las principales empresas productoras de paneles en Latinoamérica y la más importante en terciados.

La gran fortaleza de Arauco en esta área de negocios se funda en la calidad, diversidad y amplia gama de sus productos, así como en la capacidad de la empresa para entregar una oferta constante y creciente en el tiempo. Esto último se basa en el respaldo de su vasto patrimonio forestal y a la existencia de un sistema de producción flexible que permite vender contra demanda según los requerimientos de los clientes.

En términos comerciales, la fuerte presencia que en los últimos años ha adquirido Arauco en el mercado de paneles, le ha permitido a la empresa expandir y diversificar sus mercados y potenciar la relación con clientes ya existentes, quienes ven una oportunidad en la posibilidad de concentrar toda su demanda de productos forestales en un sólo proveedor.

Actualmente, Arauco gestiona tres líneas de productos: tableros terciados marca AraucoPly, MDF marca Trupan y HB marca Cholguan, los que son comercializados en más de 35 países de Europa, Asia, Norteamérica y Latinoamérica. Cabe señalar que la producción de tableros terciados y HB se concentra exclusivamente en Chile, mientras el MDF se produce tanto en Chile como en Argentina. Adicionalmente en Chile, en la planta Trupán-Cholguán, Arauco cuenta con tres líneas de valor agregado que, en conjunto, suman una capacidad de 194 mil metros cúbicos al año de productos de fina terminación. Estas son: una línea de molduras MDF ultraliviana (comercializada bajo la marca Trupan Ultralight), cuya capacidad de producción ha aumentado significativamente en los últimos años para poder satisfacer la creciente demanda que ha logrado capitalizar gracias a sus excelentes características y calidad muy reconocida en los mercados; una línea de recubrimiento de Melamina cuya capacidad es de 42 mil m3/año y una línea de recubrimiento laqueado para HB (comercializada bajo la marca Durolac) con una capacidad de 12 mil m3/año.

In less than seven years, since Arauco entered the panels business, the Company has managed to successfully position itself in international markets, making it one of the main panel producers in Latin America and the most important manufacturer of plywood.

Arauco's strengths in this business are its quality and wide range of products, as well as the Company's capacity to provide a consistent and increasing supply. The latter is based on the backing of its vast timberlands and a flexible production system that allows it to sell according to customer/market requirements.

With respect to sales and marketing, the strong presence achieved by Arauco in recent years in the panel markets has helped to expand and diversify its markets and strengthen the relationship with its existing customers who see an opportunity in the possibility of buying all their wood product needs from just one supplier.

Arauco currently manages three product lines: plywood under the AraucoPly brand, MDF under the Trupan name and HB under Cholguan, which are sold in more than 35 countries in Europe, Asia, North America and Latin America. The production of plywood and HB is concentrated exclusively in Chile while MDF is produced in both Chile and Argentina. Also in Chile, Arauco has three value added lines at the Trupán-Cholguán plant which have a combined annual capacity of 194 thousand cubic meters of well finished products. These are a line of ultra light MDF mouldings (sold under the Trupan Ultralight brand) whose production capacity has been increased significantly in recent years to meet the growing demand it has attracted through its excellent characteristics and well recognized quality in the markets; a Melamine coating line with a capacity of 42 thousand cubic meters annually and a lacquer coating

Producción de Molduras en miles de m3
Production of Mouldings in thousands of m3


120
100
80
60
40
20
0
31
51
75
102
2000
2001
2002
2003
Molduras / Mouldings



En 2003 la producción total de tableros de Arauco alcanzó a 1 millón 27 mil metros cúbicos, superando en un 52 por ciento lo producido el año anterior. Este fuerte incremento se debe, fundamentalmente, a la plena actividad alcanzada en el período por las nuevas plantas de MDF inauguradas a fines del 2002 en Chile y en Argentina.

Proyectos futuros

Como parte del complejo forestal-industrial Itata que Arauco impulsa en la VIII Región de Chile, se dio inició durante el año 2003 a la construcción de una nueva planta de terciados, cuya capacidad, en una primera etapa, será de 210 mil m3 anuales. Su puesta en marcha está prevista para fines del año 2004 y la inversión comprometida alcanza a los 50 millones de dólares.

line for HB (sold under the Durolac name) with a capacity for 12 thousand cubic meters annually.

Arauco's total board production in 2003 was 1.27 million cubic meters, 52% higher than in the previous year. This strong growth is a consequence of having reached the full design capacities at the new MDF plants opened in late 2002 in Chile and in Argentina.

Future projects

As part of the Itata industrial forestry complex that Arauco is building in Chile's 8th Region, ground was broken during 2003 for the construction of a new plywood mill whose initial annual capacity will be 210 thousand cubic meters. It is expected to start operating in late 2004 and the investment will be of 50 million dollars.





Los paneles de Arauco I Arauco Panels
(en Chile y Argentina / in Chile and Argentina)

Producto	Marca	Características	Usos	Producción 2003
Terciados	Arauco Ply	· Resistentes, livianos, versátiles y fáciles de trabajar. · Se producen en grados para apariencia (libre de nudos), estructurales, moldajes y multipropósitos. · Certificaciones internacionales en Norteamérica (PS 1-95), en Alemania (BFU-100), en Japón (JAS) y en la comunidad Económica Europea (EN 13986)	· Construcción: estructura para pisos, recubrimiento decorativo en techos y muros, moldaje para hormigones. · Industria: fabricación de carrocerías, casas rodantes, pisos para embarcaciones, buques, embalajes especiales, muebles y juguetes.	331 mil m3
Plywood	Arauco Ply	· Resistant, light, versatile and easy to work. · Produced in grades for appearance (knot free), structural, moulding & multi-purpose. · Internacional certifications in North America (PS 1-95), Germany (BFU-100), Japan (JAS) and the European Union (EN 13986).	· Construction: floor structures, decorative ceiling and wall covering, formwork for reinforced concrete. · Industry: manufacture of coachwork, caravans, ship decking, ships, special packaging, furniture & toys.	331 thousand m3
Medium Density Fiber Board (MDF)	Trupan	· Fabricado con fibras de pino radiata y Taeda. De color claro, fácil de moldurar, ensamblar y perforar, con buenas propiedades para la industria del mueble. · Tipos: Trupan, Trupan Ultraliviano Trupan Enchapado Trupan Ranurado Trupan Melamina Trupan Laqueado Molduras Ultralivianas Trupan	· Fabricación de muebles, molduras, pisos y decoración de interiores en general.	640 mil m3
Medium Density Fiber Board (MDF)	Trupan	· Made with radiata pine and taeda fibers. Clear color, easy to shape, assemble and perforate, with good properties for the furniture industry. · Types: Trupan, Trupan Ultralight Trupan Veneered Trupan Slatwall Trupan Melamine Trupan Lacquered Trupan Ultralight Moulding	· Furniture making, mouldings, floor and interior decoration in general.	640 thousand m3
Hardboard (HB)	Cholguan	· Fabricado con fibras de pino radiata. Flexible, resistente a la humedad, fácil de trabajar, de gran resistencia superficial.	· Construcción: revestimientos de interior, puertas y pisos. · Industria: Fabricación de muebles, soportes publicitarios y escenografías.	56 mil m3
Hardboard (HB)	Cholguan	· Made with radiata pine fibers. Flexible, damp resistant, easy to work, hard surface.	· Construction: interior decoration, doors & floors. · Industry: Furniture making, advertising support & screens.	56 thousand m3


Arauco

Logística | Logistics

Asegurar a sus clientes internacionales el oportuno abastecimiento de sus productos y su arribo a destino en óptimas condiciones es un objetivo estratégico de Arauco.

A strategic priority for Arauco is to ensure that its international customers are supplied with products on time and that these arrive at their destinations in optimum condition.

Comercialización y Distribución | Comercialization and Distribution

Comercialización

La expansión industrial y comercial que ha experimentado Arauco en los últimos años, conlleva el desafío de colocar su creciente y cada vez más diversificada oferta de productos en nuevos, competitivos y exigentes mercados internacionales.

Para asumir esa tarea, la empresa cuenta con una organización de ventas por Area de Negocios, lo que permite analizar y evaluar con mayor precisión y conocimiento los escenarios de comercialización y asegurar una capacidad de reacción rápida y flexible por parte de Arauco frente a los requerimientos de sus clientes. Asimismo, a fin de entregar a sus socios comerciales la más alta satisfacción de servicio, la empresa ha establecido oficinas en varios países, que facilitan una atención más rápida, cercana y expedita.

Actualmente, Arauco posee varias oficinas comerciales en distintos continentes siendo las principales Arauco Wood Products, en Estados Unidos, Arauco Asia, en Japón, Arauco México, Arauco Perú y Arauco do Brasil. Especial relevancia tuvo en el año 2003 Arauco Forest Products, en Holanda, al consolidar bajo su estructura la comercialización de la celulosa a ser vendida en el mercado europeo, fortaleciendo así la presencia de Arauco en Europa como proveedor único para una amplia oferta de productos.

En Argentina, los productos de Arauco son comercializados a través de Alto Paraná. En Chile, la tarea de promocionar y vender la madera aserrada y los paneles de Arauco recae en la filial Arauco Distribución, que posee un indiscutido liderazgo en el país como proveedor de productos forestales para el mercado de la construcción y la mueblería, con sus marcas, Trupan, Cholguan, MSD, TerciadoArauco y Hilam. A la vez la empresa, ha ganado un lugar importante como agente de divulgación y extensión en el ámbito de la construcción en madera: su libro Ingeniería y Construcción en Madera, tuvo una excelente acogida entre profesionales del área, con lanzamientos en todo el país ha contribuido a mejorar el estándar de construcción en madera y tableros en Chile.

Commercialization

The industrial and commercial expansion of Arauco in recent years brings with it the challenge of placing its growing and increasingly more varied range of products in new, competitive and demanding international markets.

The Company's sales organizationals are by Business Area, which enables them to analyze and evaluate commercial scenarios with greater precision and knowledge and to ensure a fast and flexible response to customers' requirements. In addition, and in order to offer its commercial partners the best service level, the Company has set up offices in several countries to facilitate a quicker, closer and more expedite attention.

Arauco currently has commercial offices in different countries, the main ones being Arauco Wood Products in the United States, Arauco Asia in Japan, Arauco México, Arauco Perú and Arauco do Brasil. Of special importance in 2003 was Arauco Forest Products, Holland, which brought under its umbrella the sales and marketing of woodpulp for the European market, thus strengthening the presence of Arauco in Europe as the sole supplier of a wide range of products.

In Argentina, Arauco's products are sold through Alto Paraná. In Chile, the task of promoting and selling Arauco's sawn timber and panels is that of the subsidiary Arauco Distribución which enjoys undisputed leadership as a supplier of wood products for the Chilean construction and furniture markets, with its Trupan, Cholguan, MSD, AraucoPly and Hilam brands. The Company has also gained an important place as an agent for extending the use and spreading of information on wood construction: its book Engineering and Construction with Wood had an excellent reception among professionals in the area, with presentations throughout the country which have contributed to improving the standard of sawntimber and wood panel construction in Chile.



Estratégico] Strategy

La expansión industrial y comercial que ha experimentado Arauco, conlleva el desafío de colocar su creciente y cada vez más diversificada oferta de productos en nuevos, competitivos y exigentes mercados internacionales.

The industrial and commercial expansion of Arauco brings with it the challenge of placing its growing and increasingly more varied range of products in new, competitive and demanding international markets.

Celulosa Arauco y Constitución S.A.
Ventas por Mercado (%) / Sales by Market (%)


3%
17,5%
20,9%
16,8%
33,2%
8,6%
Europa / Europe
Asia / Asia
Chile / Chile
EE UU / USA
Resto América / Rest of America
Otros / Others

Distribución

Asegurar a sus clientes internacionales el oportuno abastecimiento de sus productos y su arribo a destino en óptimas condiciones es un objetivo estratégico de Arauco. Para lograrlo, cuenta con un sistema logístico de vanguardia en materia de transporte, embarque, almacenaje y distribución de productos.

El control de todos los aspectos involucrados desde que los productos salen de sus plantas industriales hasta su entrega en destino, recae en la empresa filial Servicios Logísticos Arauco, la cual también cumple las funciones de comercio exterior y coordina sus operaciones en el extranjero en forma directa o a través de las oficinas comerciales que Arauco mantiene en diversos países del mundo.

Cabe destacar que los tres principales puertos chilenos desde los cuales se realizan las exportaciones de Arauco -Coronel, Lirquén y San Vicente, todos ubicados en la VIII Región del país- cuentan con infraestructura moderna y equipamiento de alta tecnología en permanente renovación. De hecho, en 2003 se construyeron nuevas bodegas y se iniciaron las obras para un cuarto sitio de atraque en el puerto de Coronel, que estará listo durante el año 2004.

Arauco participa de la propiedad de los puertos de Coronel y de Lirquén, con un 50 por ciento y un 20 por ciento respectivamente.

Distribution

A strategic priority for Arauco is to ensure that international customers are supplied with its products on time and that these arrive at their destinations in optimum condition. For this, it has a modern logistics system for the transportation, shipment, storage and distribution of its products.

The control of all the aspects involved from the moment that the products leave the industrial plants to their delivery at destination, is under the responsibility of the subsidiary company Servicios Logisticos Arauco. This organization also carries out the foreign trade activities and further coordinates its operations abroad directly or through Arauco's commercial offices.

The three main Chilean ports used for its exports (Coronel, Lirquen and San Vicente) are all located in the 8th Region and have modern infrastructure and highly technified equipment that is being constantly renovated. In 2003, new warehouses were built and construction started on a fourth berth at Coronel port which will be ready during 2004.

Arauco has shareholdings in the ports of Coronel and Lirquen, with 50 percent and 20 percent respectively.



Sustentación | Sustainability

Arauco entiende y asume la protección del medioambiente como un requisito indispensable para la consolidación y expansión de la empresa en el largo plazo.

Arauco understands and accepts environmental protection as an indispensable requirement for its long term consolidation and expansion.

Protección del Medioambiente | Environmental Protection

Arauco realiza sus operaciones en forma responsable con el medio ambiente, la comunidad y las futuras generaciones, cumpliendo así con los principios del Desarrollo Sustentable que ha hecho propio y que aplica en todas sus actividades productivas.

Este compromiso no se funda únicamente en criterios de responsabilidad social, sino también en razones comerciales, ya que Arauco entiende y asume la protección del medioambiente como un requisito indispensable para la consolidación y expansión de la empresa en el largo plazo.

Ambito forestal

Todas las actividades forestales de Arauco en Chile y Argentina cuentan con la certificación ambiental ISO 14001. La norma, de reconocido prestigio internacional, garantiza que las operaciones forestales se realizan de acuerdo a la legislación vigente y compromete a la empresa a controlar sus impactos ambientales significativos, a prevenir la contaminación, a capacitar su personal y a mantener un programa continuo de mejoramiento ambiental.

La certificación implica un reconocimiento externo e independiente a la calidad y solidez de la gestión ambiental de Arauco, lo que otorga fortaleza comercial a la empresa y le permite enfrentar con confianza y respaldo los nuevos y exigentes requerimientos ambientales que puedan demandar los mercados en el futuro.

Para asegurar el cumplimiento de sus políticas y normas en esta materia, Arauco cuenta con un Sistema de Gestión Ambiental (SGA), que permanentemente revisa y evalúa el estándar ambiental de todos sus procesos forestales, capacita al personal y desarrolla programas de educación ambiental dirigidos a la comunidad.

Durante el presente ejercicio, los principales esfuerzos del SGA se destinaron a conseguir -para todas las empresas de Arauco en Chile- las primeras certificaciones de Manejo Forestal Sustentable (MFS) bajo el nuevo estándar nacional CERTFOR, lo que se cumplió en el mes de agosto.

Arauco carries out its businesses in a responsible way with respect to the environment, the communities in which it operates and bearing in mind the wellbeing of future generations, complying with principles of Sustainable Development which are applied in all of its productive activities.

This commitment is not only based on social responsibility but also on commercial interests as Arauco understands and accepts environmental protection as an indispensable requirement for its long term consolidation and expansion.

Forestry Area

All of Arauco's forestry activities in Chile and Argentina have been ISO 14001 certified. This internationally recognized environmental management system ensures that forestry activities are carried out in accordance with current legislation and commits the Company to controlling its significant environmental impacts, preventing contamination, training its personnel and maintaining a continual environmental improvement program.

The certification provides external and independent recognition of the quality and strength of Arauco's environmental management, which provides commercial strength to the company and enables it to face with adequate confidence and support the new and demanding environmental requirements that future markets may require.

To ensure compliance with its policies and regulations in this matter, Arauco's Environmental Management System (EMS) constantly revises and evaluates the environmental standard of all its forestry activities, trains personnel and prepares environmental education programs for the community.

The principal EMS efforts during the year were directed to obtaining (for all Arauco companies in Chile) the Sustainable Forestry Management (SFM) certifications under the new national CERTFOR standard;

Certfor es un estándar chileno, creado para la realidad de las plantaciones forestales del país de acuerdo a principios ambientales, sociales y económicos equivalentes a los de estándares de clase mundial. Además, está en proceso de homologación con el sello europeo PEFC, lo que amplía sus perspectivas a un reconocimiento internacional.

La obtención de esta certificación, no sólo constituye un importante reconocimiento para Arauco, sino también para todo el sector forestal chileno, puesto que implicó la culminación de un esfuerzo multisectorial para contar con un sello nacional de manejo forestal sustentable, que involucró al gobierno, a ONG's, a gremios y empresas forestales.

En este mismo espíritu, la empresa continúa colaborando activamente en varias instancias multiorganizacionales relacionadas con el tema forestal-ambiental. En Chile participa en el Grupo de Gestión Ambiental de Empresas Forestales (GAEF), surgido al alero de la Corporación Chilena de la Madera (CORMA), y colabora estrechamente con la Comisión Nacional del Medio Ambiente (CONAMA), en el marco del Convenio de Cooperación Ambiental CONAMA-CORMA firmado en enero de 2003. En Argentina, en tanto, integra la Comisión de Medioambiente Regional Noreste Argentino de la Asociación Forestal Argentina (AFOA).

Además de sus terrenos forestales productivos, Arauco posee una superficie aproximada de 342 mil hectáreas - 220 mil en Chile y 112 mil en Argentina- destinada a terrenos de protección y bosque nativo. En esta superficie se mantiene una amplia diversidad de ecosistemas naturales y se resguardan especies de flora y fauna, incluso algunas consideradas en peligro de extinción por la comunidad científica.

Dado lo relevante que resulta la preservación de esta biodiversidad, Arauco mantiene distintos proyectos de cuidado y conservación, algunos de ellos en conjunto con instituciones universitarias, centros científicos y organizaciones no gubernamentales tanto locales como internaciones. Entre ellos, cabe mencionar el trabajo de clasificación y monitoreo de la vegetación nativa que la empresa está realizando en Chile a fin de obtener un completo catastro de las especies vegetales en sus áreas protegidas. Al finalizar el ejercicio, se había alcanzado a cubrir el 80% del patrimonio clasificado como zona de protección o bosque nativo.

which was obtained in August of this year. Certfor is a Chilean standard created for the country's forest plantations in accordance with environmental, social and economic principles equivalent to those of world-class standards. Certfor is also in the process of obtaining mutual recognition by the European Program for the Endorsement of Forest Certification Schemes (PEFC), which broadens its prospects for international recognition. The obtaining of this certification not only constitutes an important recognition for Arauco but for the whole Chilean forestry sector as it implies the culmination of a multi sector effort for having a seal for sustainable forestry management, involving the government, NGOs, business associations and forestry companies.

In this same spirit, the Company continues to collaborate actively in several multi organizational forums related to forestry environmental issues. In Chile, it participates in the Forestry Companies Environmental Management Group (FCEM), under the wing of the Chilean Timber Corporation (CORMA) and collaborates closely with the National Environmental Commission (CONAMA) under the framework of the CONAMA-CORMA Environmental Cooperation Agreement signed in January 2003. In Argentina, it is a member of the North-East Argentina Regional Environmental Commission of the Argentine Forestry Association (AFOA).

Besides its productive forest lands, Arauco has an area of approximately 342 thousand hectares (220 thousand in Chile and 112 thousand in Argentina) dedicated to protection areas and native forest. A wide variety of natural ecosystems are maintained in these areas and species of flora and fauna are protected including some considered to be in danger of extinction by the scientific community.

Given the importance of preserving this biodiversity, Arauco has different care and conservation projects, some of which are jointly with universities, scientific centers



De este total, unas 14 mil hectáreas ubicadas en distintas regiones de Chile se han abierto al público para fines educativos y recreativos, en la modalidad de ocho parques o reservas que son mantenidos y gestionados por la empresa y que, en conjunto, reciben unas 17 mil visitas al año.

Instalaciones industriales

El concepto de protección del medioambiente también está presente en las instalaciones y procesos industriales de Arauco, que se ajustan rigurosamente a los requerimientos de la moderna y exigente ley chilena y a los más altos estándares mundiales en la materia.

La empresa cuenta con sistemas de vanguardia para el control y monitoreo de emisiones líquidas, sólidas y gaseosas en todas sus plantas industriales y permanentemente investiga, prueba y aplica nuevas tecnologías destinadas a minimizar el impacto ambiental que pueda derivarse como resultado de sus operaciones.

En lo que respecta a los aserraderos y plantas de manufactura de madera, este esfuerzo está refrendado, desde hace dos años, con la certificación ambiental ISO 14001.

En el ejercicio 2003 cabe destacar una inversión de 4,5 millones de dólares en Planta Constitución para convertir la caldera de poder con el único objetivo de disminuir las emisiones de partículas.

and non-government organizations, both local and foreign. These include the work of classifying and monitoring the native vegetation which the company is carrying out in Chile to provide a complete survey of the species in the protected areas. By the end of the year, 80% of the area classified as protection areas or native forest had been catalogued.

Out of this total, 14 thousand hectares located in different parts of Chile have been opened to the public for educational and recreational activities in the form of eight parks or reserves that are maintained and managed by the Company and which receive some 17 thousand visitors per year.

Industrial facilities

The environmental protection concept is also present in Arauco's facilities and industrial processes so that they rigorously meet the modern and demanding requirement of Chilean law as well as the highest world standards on the matter.

The company has state of the art systems for controlling and monitoring liquid, solid and gas emissions at all its industrial plants and constantly investigates, tests and applies new technologies for minimizing the environmental impact of its operations.

With respect to the sawmills and wood remanufacturing plants, for the last two years now this effort has been supported by the ISO 14,001 environmental certification.

In 2003, 4.5 million dollars were invested in the Constitución Mill power boiler solely to reduce its particle emissions.


COLEGIO
CONSTITUCION

Aporte | Contribution

"Comunidad" Invertir en los actores del futuro, focalizándose en el mejoramiento de la educación preescolar, básica y media.

"Community" Investing in future generations by focusing on improving infants, junior and senior school education.

Aporte a la Comunidad | Contribution to the Community

Como una manera de contribuir al desarrollo de las localidades donde ejerce su actividad empresarial, Arauco impulsa y mantiene importantes programas de apoyo a la comunidad en diversas zonas del sur de Chile que exhiben altos índices de pobreza.

Desde hace quince años, estos programas se han centrado en el ámbito educativo, y son creados y gestionados por Fundación Educacional Arauco, Fundar, entidad que durante este período ha tenido la responsabilidad de llevar a cabo más de 20 proyectos. En la mayoría de éstos, el énfasis se ha centrado en la capacitación de profesores de escuelas básicas municipalizadas, a través del fortalecimiento y actualización de sus conocimientos formales en áreas como el razonamiento lógico y matemático, el lenguaje oral y escrito, la autoestima de los docentes y de sus alumnos, la gestión pedagógica, y la donación de bibliotecas y material didáctico. Para el desarrollo de todos los temas abordados se ha contado en cada Proyecto con el aporte de los mejores especialistas del país, contratados especialmente para las respectivas jornadas de capacitación.

En resumen los proyectos desarrollados o en desarrollo, por Fundar, han favorecido a aproximadamente 160 establecimientos, 1.270 profesores y 30.500 niños.

Durante el año 2003, Fundación Educacional Arauco continuó los trabajos en terreno ya iniciados los años anteriores en las comunas de Licantén y Tirúa. Además, dada la comprobada importancia de hacer intervenciones profundas para conseguir cambios efectivos en los resultados educacionales, se comenzaron otros cuatro programas de varios años de duración en las comunas de Arauco, Los Álamos, Ránquil, y Constitución.

En Licantén, el "Programa Caminar Juntos" (2002 - 2004) apoya al Liceo Municipal, buscando crear un modelo de intervención reproducible, en que profesores de un colegio de excelencia académica (el Colegio Constitución en este caso) asesoran a sus pares en la profundización y aplicación de estrategias metodológicas para el desarrollo de destrezas básicas y autoestima. En Tirúa, a su vez, en 2003 concluyó el "Programa Interactivo para el Desarrollo de la Educación Básica", iniciado en el año 2000.

Arauco promotes and maintains important support programs for the communities in various districts in the south of Chile, that show high poverty levels, as a way of contributing to the development of the areas where it operates.

For some fifteen years now, these programs have focused on education and are created and managed by Fundación Educacional Arauco, Fundar, a foundation that has been responsible during that period for carrying out more than 20 projects. In most of these, the emphasis has been on training municipal funded basic education school teachers by reinforcing and updating their formal knowledge in areas like logical and mathematical reasoning, spoken and written language, teacher and student self-esteem, teaching techniques as well as the donation of libraries and teaching materials. Each project has had the support of Chile's best specialists especially contracted for the respective training sessions in all the aspects covered.

The projects carried out or under development by Fundar have benefited approximately 160 establishments, 1,270 teachers and 30,500 children.

During 2003, Fundación Educacional Arauco continued its on-location work initiated in previous years in the communities of Licantén and Tirúa. Also, given the proven importance of making deep changes for achieving effective improvements in educational results, another four programs were started, each of various years duration, in the communities of Arauco, Los Álamos, Ránquil and Constitución.

In Licantén, the "Progressing Together Program" (2002 - 2004) supports the Municipal School, seeking to create an education model that can be reproduced and in which teachers from a school of academic excellence (Constitución School in this case) advise their colleagues in the strengthening and application of methods for the development of basic skills and self-esteem. In Tirúa, the "Interactive Program

En cuanto a los nuevos programas:

- En Constitución se puso en marcha un programa similar a los ya exitosamente realizados por Fundar en otras comunas, buscando mejorar la calidad de la enseñanza mediante capacitación intensiva de equipos docentes en destrezas básicas, autoestima y gestión pedagógica.
- En Ránquil y Arauco se comenzó a implementar un programa de apoyo al desarrollo educacional y psicosocial de niños de 0 a 14 años, que durará hasta el año 2006.
- En Los Alamos, a su vez, se desarrolla el programa de apoyo a la lectura temprana, que da continuidad y consolida lo realizado mediante un anterior programa de tres años de duración, que se había preocupado de los niños de 0 a 6 años.
- En total, los programas iniciados en 2003 y que se desarrollarán hasta 2006 beneficiarán a más de 80 establecimientos, 530 profesores y agentes educadores y 15.700 niños.

En sus otros campos de acción, durante 2003, Fundar continuó las labores de investigación mediante la evaluación de 6.700 niños y 170 profesores de cinco comunas; el perfeccionamiento de los modelos empleados para tales evaluaciones; y la elaboración de un set paralelo de pruebas de lectura, el cual originó importantes publicaciones.

En el área de extensión, el informe final del "Programa Sembrar", de Los Álamos, despertó gran interés y provocó consultas tanto de medios educacionales como empresariales, al igual que la publicación de un libro vinculado al trabajo con niños con necesidades educativas especiales. Otro libro de la Fundación, "Matemática Recreativa en el Aula" (2002), requirió ya una segunda edición y se ha firmado un convenio entre Ediciones Universidad Católica y Editorial Alfaomega para su publicación en México.

for the Development of Basic Education", which began in 2000, was concluded in 2003.

With respect to new programs:

- A similar program to those already successfully carried out by Fundar in other communities was introduced in Constitución, seeking to improve the quality of teaching through equipment-intensive training in basic skills, self esteem and teaching techniques.
- In Ránquil and Arauco, a support program was initiated for the educational, psychological and social development of children up to 14 years old, which will last until the year 2006.
- In Los Alamos, a support program for early reading is being developed to provide continuity and consolidate the work done in the earlier three-year program which was concerned with children of up to 6 years of age.
- In total, the programs initiated in 2003 and to be carried out through to 2006 will benefit more than 80 establishments, 530 teachers and educators and 15,700 children.

In its other fields of action, Fundar continued in 2003 its research work with the evaluation of 6,700 children and 170 teachers in five communities, perfected the models used for such evaluations and prepared a parallel set of reading tests which led to important publications.

In the area of further education, the final report of the Los Alamos "Sowing Program", caused great interest and led to enquiries from both educational sources and businesses, as also did the publication of the book linked to the work with children with special educational needs. Another Foundation book, "Recreative Mathematics in the Classroom" (2002), required the printing of a second edition and an agreement has been signed between Ediciones Universidad Católica and Editorial Alfaomega for publication in Mexico.



Durante el año 2003, se continuó con consultorías a los colegios Arauco, Constitución y Cholguán, además de asesorías ocasionales le carácter técnico a los Ministerios de Salud y Educación.

Al finalizar el año 2003, la Municipalidad de Arauco entregó un reconocimiento a Celulosa Arauco y Constitución S.A. por su mportante aporte y compromiso con el desarrollo educativo de la Comuna, a través de Fundar.

Cabe señalar que el compromiso de Arauco con la educación también se extiende al financiamiento y gestión de tres colegios, Arauco, Constitución y Cholguán, que están abiertos a todos los niños de la zona y que se han caracterizado, a lo largo de varios años, por el alto nivel de sus resultados educativos. En el último resultado de medición para la educación media a nivel nacional (Simce), dado a conocer en Abril de 2004, el colegio Constitución obtuvo los primeros lugares en lenguaje y matemática y el colegio Arauco el tercer lugar en matemática.

During 2003, consultancy services continued to be provided to the Arauco, Constitución and Cholguan schools, plus occasional advisory services of a technical nature to the Ministries of Health and Education.

At the end of 2003, the Municipality of Arauco commended Celulosa Arauco y Constitución S.A. for its important contribution and commitment to the educational development of the community through Fundar.

Arauco's commitment to education also extends to the financing and management of three schools (Arauco, Constitución and Cholguán) which are open to all children in the area and which have stood out for several years for their high level of educational results. In the last measurement of the nation's middle-level education (Simce), published in April 2004, show that the Constitutión school obtained top places in language and mathematics and Arauco school third place in mathematics.

Principales Empresas Filiales y Coligadas | Principal Subsidiaries and Associated Companies

Empresa | Company	Descripción	Description
Forestal Arauco S.A.	Formada en 1969 como subsidiaria forestal de Industrias de Celulosa Arauco S.A. Posteriormente en 1989, se constituyó en la empresa matriz de las filiales forestales de Arauco. Sus principales funciones son coordinar las actividades operacionales y definir las políticas de desarrollo de Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. y Forestal Cholguán S.A.	Established in 1969 as the forestry subsidiary of Industrias de Celulosa Arauco S.A. Later, in 1989, it became the parent company of Arauco's forestry subsidiaries. Its principal functions are to coordinate the operating activities and define the development policies of Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. and Forestal Cholguan S.A.
Aserraderos Arauco S.A.	Se constituyó en 1993, sus principales funciones son producir y comercializar madera aserrada y productos de manufacturas. En la actualidad es propietaria de 11 aserraderos cuya capacidad de producción es de 2 millones 350 mil m3 y 5 plantas de manufactura con una capacidad de producción de 328 mil m3.	Established in 1993, its principal functions are to produce and sell sawntimber and manufactured products. It is currently the owner of 11 sawmills whose annual production capacity is 2 million 350 thousand m3 and 5 remanufacturing plants with a production capacity of 328 thousand m3.
Paneles Arauco S.A.	Se constituyó el 13 de Noviembre de 1986 con el objeto de producir y comercializar madera contrachapada y otros tipos de paneles de pino radiata. En la actualidad es propietaria de una planta de terciados, dos plantas de tableros M.D.F y una planta de tableros H.B. con una capacidad total de 795 mil m3.	Established on November 13, 1996 to produce and sell radiata pine plywood and other wood panels. It presently owns a plywood plant, two M.D.F board mills and an H.B. board mill with an aggregate capacity of 795 thousand m3.
Alto Paraná S.A. (Argentina)	Fue creada el 8 de Septiembre de 1975 y adquirida en Diciembre de 1996 por Arauco a través de su filial Industrias Forestales S.A., es la encargada de la producción y comercialización de todos los productos de Arauco. Actualmente cuenta con una planta de celulosa, dos aserraderos, dos plantas de manufactura y una planta de tableros M.D.F	Established on September 8, 1975 and acquired in December 1996 by Arauco through its subsidiary Industrias Forestales S.A.. It is responsible for the production and commercialization of all Arauco's products. It presently has a pulp mill, two sawmills, two remanufacturing plants and a M.D.F. board mill.
Bosques Arauco S.A.	Se formó en 26 de mayo de 1969 con la misión de abastecer de rollizos pulpables a Planta Arauco. Hoy en día ejecuta actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados fundamentalmente en la VIII Región, cuya producción es vendida tanto a clientes relacionados como externos.	Established on May 26, 1969 to supply pulp logs to the Arauco mill. It is involved in the businesses of forestation, reforestation, forest management and harvesting on its own land, mainly located in the 8th Region. Its production is sold both to related companies and to other parties.
Forestal Celco S.A.	Se constituyó el 9 de Noviembre de 1978, con la finalidad de abastecer de rollizos pulpables a Planta Constitución. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados en la VII Región y en zonas cercanas a la ciudad de Concepción, en la VIII Región del país, cuya producción de rollizos es vendida tanto a clientes relacionados como externos.	Established on November 9, 1978 to supply pulp logs to the Constitución mill. It is now involved in the businesses of forestation, reforestation, forest management and harvesting on its own land, mainly located in the 7th Region and areas near the city of Concepcion. Its log production is sold both to related companies and to others.
Forestal Valdivia S.A.	Se constituyó el 1 de diciembre de 1989, con la finalidad de abastecer de rollizos pulpables a Planta Valdivia. La sociedad realiza actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados en la IX y X Región.	Established on December 1, 1989 to supply the Valdivia pulp mill. The company carries on the businesses of forestation, reforestation, management and harvesting of forests on its land located in the 9th and 10th Regions.
Forestal Cholguán S.A.	Fue creada en 28 de noviembre de 1978 y adquirida por Arauco a través de su filial Forestal Arauco S.A. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados principalmente en la VII y VIII Región.	Established on November 28, 1978 and acquired by Arauco through its subsidiary Forestal Arauco S.A. It currently carries on the businesses of forestation, reforestation, management and harvesting of forests on its land located mainly in the 7th and 8th Regions.
Investigaciones Forestales Bioforest S.A.	Se formó en 1990 con el propósito de realizar investigación aplicada a fin de maximizar la productividad potencial de los recursos forestales de Arauco.	Established in 1990 to perform applied research for maximizing the productive potential of Arauco's forest resources.

		Directores I Directors	Administración I Management	
residente icepresidente irectores	Chairman Vice Chairman Directors	José Tomás Guzmán Roberto Angelini Manuel Bezanilla Carlos Croxatto Alejandro Pérez	Gerente Managing Director Alvaro Saavedra	
residente irectores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Charles Kimber Alvaro Saavedra	Gerente Managing Director Antonio Luque	
Presidente Directores	Chairman Directors	Alejandro Pérez Matías Domeyko René Katz Charles Kimber Antonio Luque Manfred Mayer Alvaro Saavedra	Gerente Managing Director Franco Bozzalla	
Presidente Vicepresidente Directores	Chairman Vice Chairman Directors	Juan Cambiaso José Tomás Guzmán Roberto Angelini Carlos Croxatto Alejandro Pérez	Gerente Managing Director Cristián Infante	
Presidente Directores	Chairman Directors	Alejandro Pérez Matías Domeyko Franco Bozzalla Charles Kimber Antonio Luque Alvaro Saavedra	Gerente General Manager Jorge Serón	
Presidente Directores	Chairman Directors	Alejandro Pérez Matías Domeyko Franco Bozzalla Charles Kimber Antonio Luque Alvaro Saavedra	Gerente General Manager Rigoberto Rojo	
Presidente Directores	Chairman Directors	Alejandro Pérez Matías Domeyko Jorge Garnham Antonio Luque Alvaro Saavedra	Gerente General Manager Osvaldo Cirano	
Presidente Directores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Jorge Garnham Antonio Luque Alvaro Saavedra Eduardo Zañartu	Gerente General Manager Rigoberto Rojo	
Presidente Directores	Chairman Directors	Alvaro Saavedra Osvaldo Cirano Rigoberto Rojo Jorge Serón Ricardo Schaffner	Gerente General Manager Eduardo Rodríguez	

Empresa / Company	Descripción	Description
Fundación Educacional Arauco	Fundación Educacional Arauco, Fundar, fue creada el 11 de Abril de 1989, por la empresa Celulosa Arauco y Constitución S.A. y subsidiarias, con el propósito de hacer un aporte social a las comunidades donde desarrolla su actividad. La idea fundamental de su quehacer se basa, en que lo prioritario para el desarrollo de un país es la educación, especialmente la que se entrega en las etapas más tempranas de la vida	Fundación Educacional Arauco, Fundar, was established on April 11, 1989 by Celulosa Arauco y Constitución S.A. and subsidiaries in order to make a social contribution to the communities where they operate their business. The basic belief behind the Foundation is that education is a priority factor in a country's development, especially education of the youngest children.
Arauco Generación S.A.	Esta sociedad inició sus operaciones en el sector energético en 1994 con el objeto de generar y comercializar la electricidad producida a partir de los excedentes energéticos de las plantas de celulosa.	This company started to operate in the energy sector in 1994 to generate and sell electricity produced as part of the energy surpluses of the pulp mills.
Arauco Wood Products, Inc.	Fue creada el 2 de Junio de 1995 con el propósito de actuar en el mercado de Norte América para la comercialización de todos los productos de Arauco.	Established on June 2, 1995 to commercialize all Arauco's products in the North American market.
Arauco Distribución S.A.	Se creó el 7 de Septiembre de 1995 para la distribución de los productos de Aserraderos Arauco S.A. y Paneles Arauco S.A. en el mercado nacional, a través de un moderno centro de distribución en las afueras de Santiago.	Established on September 7, 1995 to distribute the products of Aserraderos Arauco S.A. and Paneles Arauco S.A. in the Chilean market through a modern distribution center on the outskirts of Santiago.
Araucomex S.A. de C.V.	Fue creada el 1° de Septiembre de 2000 con el propósito de actuar en el mercado de México para la comercialización de todos los productos Arauco.	Established on September 1, 2000 to act in the Mexican market for commercializing all Arauco's products.
Arauco Forest Products B.V.	Fue creada en Diciembre de 1999 con el propósito de actuar como agente en el mercado europeo para la comercialización de los productos de madera y paneles de las empresas Arauco. A partir de Abril de 2003 también actúa como Agente de Ventas de Celulosa en el mercado Europeo.	Established in December 1999 to act as agent in the European market for commercializing the wood and panel products of the Arauco Group. Starting in April 2003, it also acts as woodpulp sales agent for the European market.
Servicios Logísticos Arauco S.A.	La sociedad Servicios Logísticos Arauco S.A. se constituyó en Agosto de 2001 a partir del cambio de giro de Portuaria Arauco S.A.. Esta asume adicionalmente a la actividad portuaria, todos los aspectos involucrados desde que los productos terminados salen de las plantas industriales hasta su entrega a los clientes en el destino final.	Servicios Logísticos Arauco S.A. was established in August 2001 out of the change of business of Portuaria Arauco S.A.. It also performs port activities and all logistical matters involved once finished products leave the industrial plants and until their delivery to the end customer.
Puerto de Lirquén S.A.	Se constituyó en 1970, como continuadora de las actividades portuarias de la empresa Muelles y Bosques S.A. Su principal actividad es actuar como operador en la movilización portuaria y en la estiba y desestiba de naves en el Puerto de Lirquén, VIII Región, que le pertenece a través de su filial Portuaria Lirquén S.A.	Established in 1970 as successor to the port activities of Muelles y Bosques S.A. Its principal activity is to act as the operator in port movement and stevedoring of ships in Lirquén port, 7th Region, which is owned through its subsidiary Portuaria Lirquén S.A.
Compañía Puerto de Coronel S.A.	La sociedad fue creada en 1989 con el propósito de construir, explotar y operar un puerto de carga en la bahía de Coronel, VIII Región.	Company established in 1989 to build, exploit and operate a cargo port in Coronel Bay, 8th Region.
EKA Chile S.A.	Formada en Enero de 2003 tras una asociación entre EKA Chemicals y Arauco con la misión de abastecer de clorato a las plantas de celulosa. Hoy en día produce, importa y comercializa productos químicos y maquinarias y equipos para su procesamiento industrial. Además presta servicios para la mantención de los equipos antes señalados.	Established in January 2003 as an association between EKA Chemicals and Arauco to supply chlorate to the pulp mills. It now produces, imports and commercializes chemical products and machinery and equipment for industrial processing. It also provides maintenance services for this equipment.

		Directores / Directors	Administración / Management	
esidente cepresidente cretario sorero irectores	Chairman Vice Chairman Secretary Treassurer Directors	José Tomas Guzmán Roberto Angelini Carlos Croxatto Alejandro Pérez Teresa Marchant José Zabala	Gerente General Manager Graciela Lucchini	
esidente icepresidente irectores	Chairman Vice Chairman Directors	Carlos Croxatto Roberto Angelini Alejandro Pérez José Vivanco	Gerente General Manager Hernán Arriagada	
residente irectores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Jorge Garnham Charles Kimber Antonio Luque	Gerente General Manager Erwin Kaufmann	
Presidente Directores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Charles Kimber Antonio Luque	Gerente General Manager Alfredo Corthorn	
Presidente Secretario Vocales	Chairman Secretary Directors	Alejandro Pérez Matías Domeyko Charles Kimber Franco Bozzalla Antonio Luque	Gerente General Manager Andrés Vial	
Presidente Directores	Chairman Directors	Alejandro Pérez Matías Domeyko Charles Kimber Jorge Garnham Ricardo Strauszer	Gerente General Manager Ricardo Strauszer	
Presidente Directores	Chairman Directors	Jorge Garnham Franco Bozzalla Charles Kimber Antonio Luque Alvaro Saavedra	Gerente General Manager Alberto Walker	
Presidente Vicepresidente Directores	Chairman Vice Chairman Directors	Emilio Pellegrini Jorge Bernardo Larraín Carlos Croxatto Gonzalo García Jaime Lea-Plaza Alejandro Pérez Pedro Schlack	Gerente General Manager Juan Manuel Gutiérrez	
Presidente Directores	Chairman Directors	Eduardo Hartwing Alvaro Brunet José Cox Enrique Elgueta Jorge Garnham Alberto Walker	Gerente General Manager Alberto Miranda	
Presidente Directores	Chairman Directors	Gustavo Romero Bo Welander Alejandro Pérez Jorge Garnham Felipe Montt	Gerente General Manager Rudolf Luck	



Desarrollo | Development

Los bosques cosechados son replantados al año siguiente utilizando para ello semillas y plantas mejoradas genéticamente, asegurando la sustentabilidad futura de las instalaciones industriales de Arauco.

The forests we harvest are replanted the following year using genetically improved seeds and plants to ensure the future sustainability of Arauco's industrial facilities.

Estados Financieros Consolidados Auditados | Audited Consolidated Financial Statements



Ratio Analysis of the Consolidated Financial Statements

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company") and its subsidiaries (the Company, together with its subsidiaries, "Arauco") have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the "Chilean Securities Commission"). In management's opinion there is no material difference between the Company's economic value and the valuation reflected in the Company's financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2002 and 2003 are as follows:

Assets	2002 ThU.S.$	2003 ThU.S.$
Current assets	1,144,899	1,353,557
Net fixed assets	3,838,238	4,326,735
Other assets	54,007	104,167
Total assets	5,037,144	5,784,459

Liabilities and Shareholders Equity	2002 ThU.S.$	2003 ThU.S.$
Current liabilities	315,963	189,512
Long-term liabilities	1,507,598	1,968,051
Minority interest	6,127	13,212
Shareholders' equity	3,207,456	3,613,684
Total liabilities	5,037,144	5,784,459

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 14.8%, or U.S.$ 747 million, from December 31, 2002 to December 31, 2003. This increase is mainly attributable to a U.S.$ 173 million increase in marketable securities and U.S.$ 488 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 334 million from December 31, 2002 to December 31, 2003. This increase is mainly attributable to a U.S.$ 79 million net increase in bank borrowings and a U.S.$ 225 million net increase in bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2002	12/31/2003
Current ratio	3.62	7.14
Acid ratio	2.33	4.72

The increase in the current and acid ratios from 2002 to 2003 is primarily attributable to an increase in short-term bonds in the amount of U.S.$ 80 million and a US$ 70 million increase in bank borrowings.

The increase in the debt ratio from 2002 to 2003 is primarily attributable to payments of current liabilities.

Debt indicators	12/31/2002	12/31/2003
Debt to equity ratio	0.57	0.60
Short-term debt to total debt	0.17	0.09
Long-term debt to total debt	0.83	0.91
Financial expenses covered	3.77	6.66

Current liabilities went from 17% of total liabilities at the end of 2002 to 9% of total liabilities at December 31, 2003, due to the movement of obligations from being long-term to being short-term.

The ratio of financial expenses covered increased 2.9 points from the same period in 2002. The increase is primarily attributable to a U.S.$ 26 million decrease in financial expenses due to interests capitalized in the Valdivia Mill Project and an increase in net income from December 31, 2002 to December 31, 2003.

Operational ratios	12/31/2002	12/31/2003
Inventory turnover	1.44	1.62
Inventory turnover (excluding forests)	2.84	3.05
Inventory permanence (days)	249.90	222.89
Inventory permanence (excluding forests)	126.55	118.20

The ratio of inventory turnover increased 0.18 points from the same period in 2002. The increase is primarily attributable to a decrease in permanence in the inventory average of 2003 in relation with the previous year.

Amounts in thousands of U.S. dollars, except as indicated

b) **Analysis of the Income Statement**

The breakdown of operating income and costs is as follows:

Operating income	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$	12/31/2002 %	12/31/2003 %
Export sales				
Pulp	593,998	660,842	50.00	45.32
Sawn timber and cut wood	289,471	342,190	24.37	23.47
Plywood and fiber panels	132,753	221,310	11.17	15.18
Forestry products	10,367	11,452	0.88	0.78
Total export sales	1,026,589	1,235,794	86.42	84.75
Pulp	34,766	48,929	2.93	3.36
Sawn timber and cut wood	53,814	58,881	4.53	4.04
Forestry products	20,733	21,854	1.75	1.50
Plywood and fiber panels	45,644	75,631	3.84	5.19
Other	6,472	17,131	0.53	1.16
Total domestic sales	161,429	222,426	13.58	15.25
Total operating income	1,188,018	1,458,220	100.00	100.00

Operating costs	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$	12/31/2002 %	12/31/2003 %
Timber	113,613	152,777	20.19	22.84
Forestry work	122,916	135,311	21.84	20.23
Depreciation	96,984	100,907	17.23	15.09
Maintenance costs	42,010	53,877	7.46	8.05
Chemical products	55,070	72,195	9.78	10.79
Sawing services	67,313	73,733	11.96	11.02
Other raw materials and indirect costs	45,598	53,037	8.10	7.93
Energy and fuel costs	19,298	27,053	3.44	4.05
Total operating costs	562,802	668,890	100.00	100.00

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 506 million compared to U.S.$ 390 million in 2002, an increase of U.S.$ 116 million. The increase is primarily due to a U.S.$ 164 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 20 million during 2003, compared to a non-operating loss of U.S.$ 96 million in 2002. The change was primarily caused by the foreign currency exchange rate loss, which changed from an income of U.S.$ 3 million in 2002 largely due to the impact of the devaluation of the Argentine peso in 2002, to an income of U.S.$ 51 million in 2003, due to the positive impact of the euro exchange rate in 2003.

Profitability ratios	12/31/2002	12/31/2003
Equity yield	8.77	12.00
Asset performance ratio	5.55	7.56
Operating asset ratio	7.89	9.49
Income per share (U.S.$)	2.45	3.62
EBITDA *	514,350	684,421
Income after tax (ThU.S.$)	257,990	403,224

* Income before income tax, interest, depreciation, amortization and extraordinary items.

3. MARKET SITUATION

Pulp

Toward the end of 2003, the worldwide inventory of pulp increased slightly, though it is too early to determine whether this trend will continue in the future. Therefore, in Arauco's view, the instability of the market remains unchanged.
There is currently a situation of over-supply for short-fiber pulp, particularly in the case of eucalyptus pulp. However, because demand and supply for long-fiber pulp are at a tight equilibrium, Arauco anticipates that prices may increase in the next few months.
Focusing on specific markets, the trend over the last few periods of strong growth in the Chinese market has continued and has translated into sales growth, and consequently, an effect on inventories of pulp.
The increase in freight prices to almost all export market destinations has generated some pressure to increase pulp prices. Prices have not yet changed to respond to this pressure because substantial uncertainty prevails in the global logistics situation.

Wood Products

The improvement in the global economy has started to have a positive impact on Arauco's results in the sawn timber sector. Despite the increase in freight prices, profit margins in timber began to recover, due to increases in demand that allowed Arauco to concentrate on markets where the impact of sea transportation is comparatively lower.
The depreciation of the U.S. dollar relative to other world currencies has troubled the competitiveness of important world players such as New Zealand, Canada and the European countries. Brazil, another important player in the world market, is facing a shortage of sawlogs, a development that opens up new opportunities to improve prices and increase sales volume.

Panels

The U.S. economy continues to show signs of improvement, leading to a positive impact on sales of panels to that market. Profit margins are still under competitive pressure in the MDF market, but Arauco predicts a positive trend in the future.

Other

VALDIVIA PROJECT
On January 30, 2004, the Company announced completion of the construction of the Valdivia Pulp Mill, the largest investment made by the Company in the last decade. On January 29, 2004 the Valdivia Pulp Mill began its production phase.

ITATA PROJECT
The Itata project, which is in its first phase of construction, will include a sawmill, a plywood plant and a thermal plant for steam and electric production. Arauco contemplates an investment of U.S.$ 120 million for this project. This project is currently on schedule and is expected to be completed toward the end of 2004.

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$
Operating cash flow	437,932	511,523
Cash flow from financing activities	(126,418)	158,738
Cash flow from investment activities	(384,249)	(568,687)
Net cash flow for the year	(72,735)	101,574

The increase in operating cash flows is largely due to an increase of trade accounts receivable of U.S.$90 million and an increase of V.T.A. for export sales, partially offset by increases in payments to suppliers.

The net negative cash flow from financing activities in 2002 was largely due to loan payments. The net positive cash flow in 2003 is primarily due to a bond issuance of U.S.$300 million and loans of U.S.$150 million in February 2003, partially offset by major loan payments and major dividend payments in 2003.

The variation in cash flows from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2003 as compared to 2002, due to the construction of the Valdivia Mill Project.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2003, a relation between fixed rate debts and total consolidated debt of approximately 78%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, as of January 1, 2002, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

Audited Consolidated Balance Sheet

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

ASSETS	At December 31, 2002 ThU.S.$	At December 31, 2003 ThU.S.$
Current Assets:		
Cash	9,534	9,604
Time deposits	19,564	11,940
Marketable securities (note 3)	350,283	522,793
Trade accounts receivable (note 4)	180,880	221,933
Notes receivable	5,435	4,537
Other receivables	25,739	25,964
Notes and accounts receivable from related parties (note 18)	-	1,663
Inventories (note 5)	392,787	435,469
Recoverable taxes	26,649	50,366
Prepaid expenses	16,620	23,004
Deferred tax assets (note 15)	25,501	4,256
Other current assets	91,907	42,028
Total current assets	1,144,899	1,353,557
Property, plant and equipment: (note 6)		
Land	355,971	364,826
Forests	1,848,919	1,980,278
Buildings and other infrastructure	1,367,936	1,433,210
Machinery and equipment	1,402,483	1,418,742
Other	437,590	813,908
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,643,430)	(1,752,998)
Net property, plant and equipment	3,838,238	4,326,735
Other non-current assets:		
Investments in related companies (note 7)	20,768	47,441
Investments in other companies	139	134
Goodwill (note 8)	3,954	12,272
Negative goodwill (note 8)	(12,610)	(6,442)
Long-term receivables	4,199	11,567
Intangibles	494	841
Amortization	(152)	(215)
Other (note 9)	37,215	38,570
Total other non-current assets	54,007	104,167
Total assets	5,037,144	5,784,459

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Audited Consolidated Balance Sheet

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,	
LIABILITIES AND SHAREHOLDERS' EQUITY	**2002 ThU.S.$**	**2003 ThU.S.$**
Current Liabilities:		
Current bank borrowings (note 10)	32,139	1,368
Current portion of long-term bank borrowings (note 14)	41,952	2,360
Current portion of bonds (note 12)	109,396	33,638
Current portion of other long term liabilities	278	330
Dividends payable	1,330	1,507
Trade account payable	76,514	106,272
Notes payable	126	-
Sundry accounts payable	10,220	3,676
Notes and accounts payable to related companies (note 18)	1,935	1,329
Accrued liabilities (note 13)	15,396	25,277
Withholding taxes	4,930	5,810
Income tax payable	17,829	3,879
Deferred income	1,111	3,363
Other current liabilities	2,807	703
Total current liabilities	315,963	189,512
Long-Term Liabilities:		
Long-term bank borrowings (note 14)	252,363	402,020
Bonds (note 12)	1,157,500	1,457,500
Notes payable	1	1
Sundry accounts payable	295	341
Accrued liabilities (note 13)	9,043	14,361
Deferred tax liabilities (note 15)	87,732	88,165
Other long-term liabilities	664	5,663
Total long-term liabilities	1,507,598	1,968,051
Minority interest (note 25)	6,127	13,212
Shareholders' Equity: (note 20)		
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,356,030	1,483,076
Retained earnings	1,259,743	1,433,461
Provisory dividend	(38,682)	(65,221)
Net income for the year	277,189	409,192
Total shareholders' equity	3,207,456	3,613,684
Total liabilities and shareholders' equity	5,037,144	5,784,459

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Audited Consolidated Statement of Income

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Operating Income:		
Sales revenue (note 21)	1,188,018	1,458,220
Cost of sales (note 22)	(562,802)	(668,890)
Gross profit	625,216	789,330
Administration and selling expenses (note 22)	(234,905)	(283,225)
Operating income	390,311	506,105
Non-Operating Income:		
Interest earned	21,995	22,035
Share of net income of related companies (note 7)	2,558	6,001
Other non-operating income (note 23)	6,169	10,025
Amortization of goodwill (note 8)	(4,435)	(3.787)
nterest expenses	(113,035)	(86,928)
Other non-operating expenses (note 24)	(11,533)	(18,146)
Price-level restatement (note 1)	(441)	322
Foreign currency exchange rate (note 1)	2,592	50,728
Non-operating loss	(96,130)	(19,750)
Income before taxes, minority interest and amortization of negative goodwill	294,181	486,355
Income taxes (note 15)	36,191)	(83,131)
Income before minority interest and amortization of negative goodwill	257,990	403,224
Minority interest (note 25)	(267)	(199)
Income before amortization of negative goodwill	257,723	403,025
Amortization of negative goodwill (note 8)	19,466	6,167
Net income	277,189	409,192

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Audited Statements of Consolidated Cash Flows

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Cash Flows from Financing Activities:		
Loans from financial institutions	2,484	182,291
Bonds issue	-	295,482
Dividends paid	(71,762)	(133,906)
Loans paid	(40,087)	(100,821)
Repayments of bonds	(17,078)	(83,785)
Other financing activities	25	(523)
Net cash flow from financing activities	(126,418)	158,738
Cash Flows from Investing Activities:		
Sales of property, plant and equipment	2,590	1,528
Sales of financial instruments	8,491	-
Purchase of property, plant and equipment	(343,322)	(511,477)
Permanent investments	(9,425)	(61,169)
Purchases of financial instruments	(8,002)	-
Capitalized interest paid	(4,280)	(24,852)
Other investments	(30,301)	27,283
Net cash flow from investment activities	(384,249)	(568,687)
Net cash flows from operating, investing and financing activities	(72,735)	101,574
Effect of inflation	29,956	49,066
Net decrease in cash and cash equivalents	(42,779)	150,640
Initial balance of cash and cash equivalents	442,205	399,426
Final balance of cash and cash equivalents	399,426	550,066

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

[illegible]

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	At December 31, 2002 ThU.S.$	2003 ThU.S.$
Cash Flows from Financing Activities:		
Loans from financial institutions	2,484	182,291
Bonds issue	-	295,482
Dividends paid	(71,762)	(133,906)
Loans paid	(40,087)	(100,821)
Repayments of bonds	(17,078)	(83,785)
Other financing activities	25	(523)
Net cash flow from financing activities	(126,418)	158,738
Cash Flows from Investing Activities:		
Sales of property, plant and equipment	2,590	1,528
Sales of financial instruments	8,491	-
Purchase of property, plant and equipment	(343,322)	(511,477)
Permanent investments	(9,425)	(61,169)
Purchases of financial instruments	(8,002)	-
Capitalized interest paid	(4,280)	(24,852)
Other investments	(30,301)	27,283
Net cash flow from investment activities	(384,249)	(568,587)
Net cash flows from operating, investing and financing activities	(72,735)	101,574
Effect of inflation	29,956	49,066
Net decrease in cash and cash equivalents	(42,779)	150,640
Initial balance of cash and cash equivalents	442,205	399,426
Final balance of cash and cash equivalents	399,426	550,066

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

[illegible]

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Cash Flows from Financing Activities:		
Loans from financial institutions	2,484	182,291
Bonds issue	-	295,482
Dividends paid	(71,762)	(133,906)
Loans paid	(40,087)	(100,821)
Repayments of bonds	(17,078)	(83,785)
Other financing activities	25	(523)
Net cash flow from financing activities	(126,418)	158,738
Cash Flows from Investing Activities:		
Sales of property, plant and equipment	2,590	1,528
Sales of financial instruments	8,491	-
Purchase of property, plant and equipment	(343,322)	(511,477)
Permanent investments	(9,425)	(61,169)
Purchases of financial instruments	(8,002)	-
Capitalized interest paid	(4,280)	(24,852)
Other investments	(30,301)	27,283
Net cash flow from investment activities	(384,249)	(568,687)
Net cash flows from operating, investing and financing activities	(72,735)	101,574
Effect of inflation	29,956	49,066
Net decrease in cash and cash equivalents	(42,779)	150,640
Initial balance of cash and cash equivalents	442,205	399,426
Final balance of cash and cash equivalents	399,426	550,066

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

(b) Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.
On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars. The Company's other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c) Price-level restatement and foreign currency exchange rate

(i) Price-level restatement
The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A) the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements;
(B) the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento ("UF"); and

(ii) Changes in purchasing power
The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders' equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.
The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the "prior month rule," according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI were as follows:

	Index	Change from previous December 31,
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November 30,
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Amounts in thousands of U.S. dollars, except as indicated

(iii) Inflation Index-linked units of account (UF)
Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile's CPI.
Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

	Ch$
December 31, 2002	16,744.12
December 31, 2003	16,920.00

(iv) Foreign currency exchange rate
The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v) Assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,	
	2002 U.S.$1	2003 U.S.$1
Chilean peso	718.61	593.80
Yen	118.37	107.04
Euro	0.95	0.80
GBP	0.62	0.56
Argentine peso	3.37	2.94

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings "Interest and other financial expenses" and "Interest earned" in the year in which they arise. See note 1(o).

Amounts in thousands of U.S. dollars, except as indicated

(c) Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting years was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31, 2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI		
Shareholders' equity of subsidiaries in Chilean pesos	(59,848)	(338)
Property, plant and equipment, net	54,688	203
Inventories	5,095	357
Other assets and liabilities, net	2,013	118
Net effect on income	1,948	340
Price-level restatement of income statement accounts	(2,389)	(18)
Credit (charge) to income by CPI	(441)	322

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31, 2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets restating by foreign currency		
Trade accounts receivable	727	3,077
Inventories	(365)	84
Other assets	(7,742)	72,399
Liabilities restating by foreign currency		
Bank borrowings	(1)	-
Bonds	289	(73)
Other liabilities	9,684	(24,759)
Net effect on income by foreign currency	2,592	50,728

(d) Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.
Marketable securities are shown at the lower of cost plus accrued interest or market value.
Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e) Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.
For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.
Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.
Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

(f) Property, plant and equipment

i) Property, plant and equipment, excluding forests
The property, plant and equipment of the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and forestry subsidiaries are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.
Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

The estimated average remaining useful lives of the property, plant and equipment are as follows:

	Years
Buildings and other infrastructure	27
Machinery and equipment	11
Other	3
Technical revaluation	10

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests
Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.
Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year's valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to "Forests" and to shareholders' equity under the account heading "Forestry and other reserves".
Forests which are due to be exploited within one year are reallocated to inventory under current assets.
On the sale of a related finished good, the shareholders' equity account "Forestry and other reserves" is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.
Commercial valuations are not performed on native forests.

(g) Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.
Arauco's proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h) Income taxes

Arauco has made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.
At December 31, 2003, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i) Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

to the Consolidated Financial Statements

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

(j) Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month's salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5% for 2003 (as compared to 8% in 2002).

(k) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 1,579 thousand and U.S.$ 1,685 thousand for the years ended December 31, 2002 and 2003, respectively.

(l) Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m) Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n) Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o) Forward foreign exchange contracts and currency swaps

Arauco's open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.
Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p) Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders' equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q) Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r) Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on uncollectibility analyses on an individual account basis.

(s) Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t) Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

Amounts in thousands of U.S. dollars, except as indicated

(u) Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v) Interest rate swap contracts

Interest expense on swap-contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w) Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in "Property, plant and equipment" as "other assets".

(x) Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco's operations into U.S. dollars as follows:

- Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.
- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.
- Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.
- The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself was measured in U.S. dollars. For the years ended December 31, 2003 and 2002, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.94 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$ 6.984 million.

As of December 31, 2003, the Company's investments in Argentina represented 12.1% of its consolidated assets, compared to 13.0% at December 31, 2002.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company's Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company's financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

.02 CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

.03 MARKETABLE SECURITIES

Marketable securities as of each year-end, the majority of which are denominated in local currency, were as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Units in mutual funds	350,283	522,793
Total marketable securities	350,283	522,793

.04 TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Trade accounts receivable	183,561	226,399
Allowance for doubtful accounts	(2,681)	(4,466)
Total trade accounts receivable	180,880	221,933

As of December 31, 2002 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

.05 INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Finished goods (pulp)	25,031	20,879
Finished goods (timber and panels)	86,049	94,171
Finished goods on consignment (pulp)	22,607	27,619
Work in progress	2,609	3,767
Sawlogs, pulpwood and chips	10,950	22,571
Raw material	43,917	54,624
Forests under exploitation	189,698	199,306
Pending imports	706	159
Other	11,220	12,373
Total inventories	392,787	435,469

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

06 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).
Technical revaluation and adjustment of book value
The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.
The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Buildings and other infrastructure	3,226	2,968
Machinery and equipment	655	445
Other	1	-
Total increase in value due to technical revaluation of property, plant and equipment	3,882	3,413

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Depreciation of:		
Property, plant and equipment (excluding land and forests)	102,568	106,977
Technical revaluation	398	573
Total	102,966	107,550

Accumulated depreciation was as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Accumulated depreciation of:		
Property, plant and equipment (excluding land and forests)	1,579,473	1,688,571
Technical revaluation	63,957	64,427
Total	1,643,430	1,752,998

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Price-level restated cost of forests	528,657	543,955
Commercial valuation increment	1,320,262	1,436,323
Total	1,848,919	1,980,278

Amounts in thousands of U.S. dollars, except as indicated

.07 INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

Between January and December 2003, the subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 1,763 thousand to Forestal Conosur S.A.

In May 2003, the subsidiary Arauco International S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco International S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

On December 23, 2003, the subsidiary Forestal Celco S.A. acquired 735,042,070 shares of Forestal Celsur S.A.. As a result, Forestal Celco S.A. now holds a 83.05% controlling interest in Forestal Celsur S.A.

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of U.S.$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of U.S.$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and November 2002, the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 1,016 thousand to Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and June 2002, the Company made a capital contribution of U.S.$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco Do Brasil's paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

On August 27, 2002, the Company acquired 7,622,489 shares of Inversiones Cholguán S.A. (now Arauco Internacional S.A.), equivalent to a 98% of shareholders equity to the subsidiary Forestal Cholguán S.A., for 15,169 million Chilean pesos (historic), corresponding to U.S.$ 21,210 thousand. As of the end of 2002, Arauco Internacional S.A. is the principal shareholder of foreign Arauco group subsidiaries.

In October 2002, the Company acquired a 16.67% interest in Inversiones Puerto Coronel S.A. for U.S.$4,500 thousand. The investment resulted in goodwill of U.S.$ 2,599 thousand.

On November 20, 2002, the subsidiary Arauco Wood Products, Inc., acquired 100% of Southwoods-Arauco Lumber, LLC for U.S.$ 4,900 thousand, resulting in goodwill of U.S.$ 1,500 thousand.

On December 11, 2002, the Company made a capital contribution equivalent to 100 thousand euros through its subsidiary Arauco Internacional S.A. to form Inversiones Celco S.L. in Spain.

On December 23, 2002, the Company made a capital contribution of U.S.$ 647.6 million of shares of Industrias Forestales S.A. to Inversiones Celco S.L. in order to increase its capital. Additionally, Arauco Internacional S.A. made a capital contribution of U.S.$ 446 thousand of shares of Arauco Denmark ApS.

During the year of 2002, the Company made a capital contribution of U.S.$ 40 thousand to form Arauco Europe S.A.

Amounts in thousands of U.S. dollars, except as indicated

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company's Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company's investment in Industrias Forestales S.A., in Argentina.
The investments in related companies at each year-end were as follows:

	Percentage Participation		As of December 31, Investment Value		Net income of Investee	
	2002 %	2003 %	2002 ThU.S.$	2003 ThU.S.$	2002 ThU.S.$	2003 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	13,785	18,215	1,513	2,379
Inversiones Puerto Coronel S.A.	50.00	50.00	6,618	8,030	1,016	1,588
Sociedad CDEC-SIC Ltda.	7.69	7.69	48	46	(1)	(13)
Servicios Corporativos Sercor S.A.	20.00	20.00	317	457	30	70
Eka Chile S.A.	0.00	50.00	-	20,693	-	1,977
Total			20,768	47,441	2,558	6,001

08 GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each year-end was as follows:

	As of December 31, 2002		2003	
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	1,419	967	624	343
Industrial y Forestal Misiones S.A.	12,114	-	-	-
Licancel S.A.	907	1,587	907	680
Forestal Cholguán S.A.	4,424	9,777	4,422	5,354
Maderas Prensadas Cholguán S.A.	602	279	214	65
Total negative goodwill	19,466	12,610	6,167	6,442

b) Goodwill as of each year-end was as follows:

	As of December 31, 2002		2003	
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal El Aguaray S.A.	34	51	39	12
Paneles Arauco S.A.	786	2,162	786	1,376
Inversiones Puerto Coronel S.A.	1,016	241	241	-
Eka Chile S.A.	-	-	2,421	9,684
Inversiones Puerto Coronel S.A.	2,599	-	-	-
Southwoods-Arauco Lumber L.L.C.	-	1,500	300	1,200
Total goodwill	4,435	3,954	3,787	12,272

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

.09 OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Recoverable taxes	19,208	21,582
Bond issue expenses	14,706	14,166
Discounts on bond issues	2,285	1,981
Other	1,016	841
Total other non-current assets	37,215	38,570

.10 CURRENT BANK BORROWINGS

Current bank borrowings as of each year-end were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Total outstanding	32,139	1,368
Principal outstanding	32,125	1,368
Weighted average annual interest rate	-	-

Current bank borrowings were denominated as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Obligations in foreign currency	32,078	1,368
Obligations in local currency	61	-
Total current bank borrowings	32,139	1,368

Audited Notes to the Consolidated Financial Statements

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

11 CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Current portion of bonds	109,396	33,638
Current portion of other long-term liabilities	278	330
Trade accounts payable	76,514	106,272
Notes payable	126	-
Accounts and notes payable to related parties	1,935	1,329
Current provisions	15,396	25,277
Sundry accounts payable and other liabilities	38,227	18,938
Total	241,872	185,784

(b) The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at year-end:

	As of December 31, 2002 %	2003 %
Foreign currency	44.15	18.11
Local currency	55.85	81.89
Total	100.00	100.00

12 BONDS

Arauco had eight series of Yankee Bonds outstanding as of December 31, 2003.
The balances of the bonds were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Current		
Series A bonds	2,326	-
Series B bonds	293	-
Yankee Bonds 1st Issue	80,733	292
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	-	7,302
Total current (including accrued interest)	109,396	33,638
Long-term		
Series A bonds	-	-
Series B bonds	-	-
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	-	300,000
Total long-term	1,157,500	1,457,500
Less total accrued interest	29,181	33,638
Total principal outstanding	1,237,715	1,457,500

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Issue amount	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Amounts Authorized but not issued					
Principal Repayment	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2017	July 2013
Interest rate (excluding effects of any interest rate swap)	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62 %	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of December 31, 2003, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2004 (*)	33,638
2005	175,000
2006	-
2007 and thereafter	1,282,500
Total	1,491,138

(*) This amount includes U.S.$ 33,638 thousand of accrued interest.

Amounts in thousands of U.S. dollars, except as indicated

3 ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Accrued liabilities		
Accrual for staff vacations	4,140	5,022
Plant maintenance accrual	3,997	4,228
Standby letters of credit	631	633
Accrual for contingencies	-	306
Staff severance indemnities	488	915
Selling and other transportation costs provisions	1,116	1,520
Electrical expense provision	789	925
Salary and benefits of the staff	1,385	1,983
Forestry activity expenses	565	843
Pending monthly provisional payments	290	4,504
Chlorate Plant provision	-	1,409
Other current liabilities	1,995	2,989
Total accrued liabilities	15,396	25,277

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Balance at beginning of year	8,070	8,673
Provision during the year	1,257	5,361
Provision in Asset	161	1,135
Payments during the year	(815)	(556)
Balance as of period-end	8,673	14,613

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Shown in the balance sheet as:		
Current	488	915
Long-term	8,185	13,698
Total	8,673	14,613

Amounts in thousands of U.S. dollars, except as indicated

14 LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2002		As of December 31, 2003	
Bank or financial institution	Denomination ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion
Morgan Guaranty Trust Company (1) (a)	U.S.$	-	37,534	-	-
J.P. Morgan-Chase (Argentine Collateral Trust) (1) (b)	U.S.$	250,000	3,850	250,000	416
Tesoro Argentino (2)	U.S.$	2,363	568	2,020	634
J.P. Morgan-Chase Bank (3)	U.S.$	-	-	150,000	1,310
Total long-term bank borrowings		252,363	41,952	402,020	2,360

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 2002 and 2003 were 2.23% and 4.15%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.
The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).
Six month LIBOR at December 31, 2002 and 2003 was 1.38% and 1.22 %, respectively.

(1) Alto Paraná Loans

a) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on June 13, 2004.

(2) Tesoro Argentino
Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the "Paris Club" countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006.

(b) Debt distribution
As of December 31, 2002 and 2003, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

Amounts in thousands of U.S. dollars, except as indicated

(c) Maturity of long-term bank borrowings
As of December 31, 2003, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2004	2,360
2005	414
2006	110,492
2007	160,557
2008 and thereafter	130,557
Total	404,380

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

* The interest coverage ratio must not be less than 2.0.
* The ratio of debt to consolidated tangible net worth must not be higher than 1.2.
* The consolidated net worth must not be less than 95,400,000 unidades de fomento.

15 INCOME TAXES

(a) Taxable income
In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.
On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 40,652 thousand and U.S.$57,229 thousand for the periods ended December 31, 2002 and 2003, respectively. Furthermore, Arauco established provisions for U.S.$ 90 thousand as of December 31, 2002 and U.S.$ 113 thousand as of December 31, 2003, in accordance with Article 21 of the Income Tax Law. These amounts are shown in "Income tax payable," net of monthly prepayments and training expenses.
The detail of income tax expense is as follows:

	As of December 31,	
	2002 ThU.S.$	2003 ThU.S.$
Income tax	(40,652)	(57,229)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(90)	(113)
Deferred income tax		
Amortization of complementary accounts	14,814	952
	(48,564)	(236)
Adjustment expense taxes last year	233	(82)
Tax benefits for tax losses	810	633
Changes in valuation provision	(12,258)	22,460
Total Income Tax	(36,191)	83,131

Amounts in thousands of U.S. dollars, except as indicated

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2003 were as follows:

	Retained Earnings		Shareholders
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2003	54,964	3,377	10,469
Total	54,964	3,377	10,469

(c) Deferred taxation

As explained in note 1(h), as of December 31, 2002 and 2003, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2002			
	Deferred tax assets		Deferred tax liabilities	
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	770	131	-	-
Deferred revenues	967	39	-	-
Accrual for staff vacations	588	-	-	-
Production costs	-	-	5,517	-
Property, plant and equipment depreciation	-	-	-	74,867
Capitalized expenses	-	-	1,758	3,876
Obsolescence reserve	681	-	-	-
Debt issue and project expenses	-	-	-	8,457
Staff severance indemnities	997	396	-	-
Leasing assets	-	-	68	33
Tax loss carry forwards	25,563	5,841	-	-
Property, plant and equipment valuation	-	28,823	-	16,645
Accrual for contingencies	358	-	-	-
Plant maintenance accrual	650	-	-	-
Argentine peso devaluation	1,477	5,908	-	-
Other	1,921	303	74	812
Total	33,972	41,441	7,417	104,690
Complementary accounts, net of accumulated amortization (1)	(91)	(15,882)	(135)	(15,474)
Valuation provision	(1,098)	(24,075)	-	-
Total	32,783	1,484	7,282	89,216

Amounts in thousands of U.S. dollars, except as indicated

	As of December 31, 2003			
	Deferred tax assets		Deferred tax liabilities	
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,067	150	-	-
Deferred revenues	849	-	-	-
Accrual for staff vacations	818	-	-	-
Production costs	-	-	5,562	-
Capitalized expenses	-	-	2,877	5,771
Property, plant and equipment depreciation	-	-	-	82,870
Staff severance indemnities	1,740	615	-	-
Debt issue and project expenses	-	-	-	17,717
Obsolescence reserve	1,187	-	-	-
Accrual for contingencies	411	-	-	-
Tax loss carry-forwards	3,836	1,260	-	-
Property, plant and equipment valuation	-	32,199	-	14,626
Plant maintenance accrual	425	-	-	-
Argentine peso devaluation	2,120	4,239	-	-
Other	2,351	339	390	909
Total	15,804	38,802	8,829	121,893
Complementary accounts, net of accumulated amortization (1)	(2,719)	(13,076)	-	(14,291)
Valuation provision	-	(6,289)	-	-
Total	13,085	19,437	8,829	107,602

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16 FORESTRY GRANTS

Forestry grants are included in shareholders' equity under the account heading "Forestry and other reserves". These grants are transferred to income at the time of sale of the related finished goods. The Company's forestry subsidiaries received forestry grants of U.S.$ 631 thousand during the year ending December 31, 2002 and received U.S.$ 866 thousand during the year ending December 31, 2003.

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

.17 ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

	Currency	At December 31, 2002 ThU.S.$	2003 ThU.S.$
Assets			
Current Assets:			
Cash and banks	U.S.$	7,209	3,175
Cash and banks	Ch$	1,798	2,132
Cash and banks	Other currencies	527	4,297
Time deposits and marketable securities	U.S.$	171,697	339,333
Time deposits and marketable securities	Ch$	30,987	3,169
Time deposits and marketable securities	Other currencies	167,163	192,231
Trade accounts receivable	U.S.$	155,907	180,827
Trade accounts receivable	Ch$	18,815	24,529
Trade accounts receivable	Other currencies	6,158	16,577
Other accounts receivable	U.S.$	14,788	7,865
Other accounts receivable	Ch$	9,675	12,124
Other accounts receivable	Other currencies	1,276	5,975
Inventories	U.S.$	179,097	417,927
Inventories	Ch$	213,690	17,542
Other current assets	U.S.$	114,406	38,561
Other current assets	Ch$	26,744	64,221
Other current assets	Other currencies	24,962	23,072
Total current assets		1,144,899	1,353,557
Property, plant and equipment and other assets:			
Property, plant and equipment	U.S.$	1,804,917	4,307,790
Property, plant and equipment	Ch$	2,033,321	18,945
Other assets	U.S.$	45,471	59,706
Other assets	Ch$	8,536	23,303
Other assets	Other currencies	-	21,158
Total property, plant and equipment and other assets		3,892,245	4,430,902
Total assets		5,037,144	5,784,459

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

	Currency	At December 31, 2002 ThU.S.$	2003 ThU.S.$
Liabilities			
Current liabilities:			
Current bank borrowings	U.S.$	32,034	1,319
Current bank borrowings	Other currencies	105	49
Current portion of long-term bank borrowings	U.S.$	41,952	2,360
Current portion of bonds	U.S.$	106,777	33,638
Current portion of bonds	Ch$	2,619	-
Notes and trade accounts payable	U.S.$	25,881	16,572
Notes and trade accounts payable	Ch$	46,910	67,385
Notes and trade accounts payable	Other currencies	3,849	22,315
Other current liabilities	U.S.$	16,984	13,562
Other current liabilities	Ch$	38,739	27,890
Other current liabilities	Other currencies	113	4,422
Total current liabilities		315,963	189,512
Long-term liabilities:			
Long-term bank borrowings	U.S.$	252,363	402,020
Bonds	U.S.$	1,157,500	1,457,500
Other long-term liabilities	U.S.$	1,289	14,366
Other long-term liabilities	Ch$	96,446	93,666
Other long-term liabilities	Other currencies	-	499
Total long-term liabilities		1,507,598	1,968,051
Total liabilities		1,823,561	2,157,563

18 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	Relationship ThU.S.$	As of December 31, 2002 ThU.S.$	2003	Transaction
(a) Current assets				
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	-	1,190	Accounts receivable
Fundación Educacional Arauco	Affiliate	-	473	Accounts receivable
Total current assets		-	1,663	
(b) Current liabilities				
Compañía de Petróleos de Chile S.A.	Shareholder	472	62	Accounts payable
Puerto de Lirquén S.A.	Affiliate	175	333	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	-	275	Accounts payable
Abastible S.A.	Affiliate	39	46	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	31	1	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	33	10	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	-	3	Accounts payable
Fundación Educacional Arauco	Affiliate	149	-	Accounts payable
Cía. de Seguros Generales Cruz Del Sur S.A.	Affiliate	1,036	-	Accounts payable
Eka Chile S.A.	Affiliate	-	599	Accounts payable
Total current liabilities		1,935	1,329	

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

During the year-ended December 31, 2002 and 2003, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Year ended December 31,	
	2002 ThU.S.$	2003 ThU.S.$
(a) Compañía de Petróleos de Chile S.A.:		
Purchases of fuel	12,128	14,590
Other Sales	(1)	(2)
(b) Puerto de Lirquén S.A.:		
Port services	2,046	2,924
(c) ABC Comercial S.A.:		
Other Purchases	81	4
(d) Abastible S.A.:		
Purchases of fuel	217	369
(e) Compañía de Seguros Generales Cruz del Sur S.A.:		
Direct insurance premiums	2,990	10,966
(f) Cía. Puerto de Coronel S.A:		
Stockpiling services		
Other sales	695	(1)
	1,856	-
(g) Portaluppi, Guzmán y Bezanilla Abogados		
Legal advice	277	237
(h) Eka Chile S.A.		
Purchase of sodium chlorate		
Engineering Services	-	-
	10,233	(4,712)

.19 CONTINGENCIES AND COMMITMENTS

(a) Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.
The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.
The minimum financial restrictions are:
i) The interest coverage ratio must not be less than 2.0.
ii) The ratio of debt to consolidated tangible net worth must not be higher than 1.2.
iii) The consolidated net worth must not be less than 95,400,000 unidades de fomento.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2003, the outstanding principal amount of the guaranteed debt totaled $250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2008. Arauco has no other material guarantees.

The subsidiary Arauco Generación S.A. is currently in court proceedings with the Superintendencia de Electricidad y Combustibles (Electricity and Fuels Commission) regarding sanctions applied by the Commission for deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Electricity and Fuels Commission. The amounts involved were recorded in the consolidated financial statements as 239.4 million Chilean pesos.
The Company´s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at December 31, 2003.

Audited Notes to the Consolidated Financial Statements

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

20 SHAREHOLDERS' EQUITY

The movements in the capital and reserve accounts for each of the periods ended December 31, 2002 and 2003 are as follows:

December 31, 2002	Paid-in Capital	Share premium	Forestry and other reserves	Retained earnings from prior years	Interim dividends	Net income for the year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	-	-	-	139,910	-	(139,910)	-
Dividends paid	-	-	-	(38,254)	5,357	-	(32,897)
Cumulative translation adjustment	-	-	(136,629)	-	-	-	(136,629)
Forestry reserve	-	-	25,578	-	-	-	25,578
Forestry reserve adjustment related to subsidiaries	-	-	(3,820)	-	-	-	(3,820)
Interim dividends	-	-	-	-	(38,682)	-	(38,682)
Net income for the year	-	-	-	-	-	277,189	277,189
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456

December 31, 2003	Paid-in Capital	Share premium	Forestry and other reserves	Retained earnings from prior years	Interim dividends	Net income for the year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	-	-	-	277,189	-	(277,189)	-
Dividends paid	-	-	-	(103,471)	38,682	-	(64,789)
Cumulative Translation adjustment	-	-	11,001	-	-	-	11,001
Forestry reserve	-	-	117,649	-	-	-	117,649
Forestry reserve adjustment related to subsidiaries	-	-	(1,604)	-	-	-	(1,604)
Interim dividends	-	-	-	-	(65,221)	-	(65,221)
Net income for the year	-	-	-	-	-	409,192	409,192
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684

The number of shares authorized, issued and outstanding as of December 31, 2002 and 2003 was 113,152,446. The Company's shares are of a single series without a fixed nominal value.

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

.21 SALES REVENUE

Arauco's sales revenues were derived from export and domestic sales of the following products:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Export sales		
Bleached pulp	465,494	520,455
Unbleached pulp	128,504	140,387
Sawlogs	2,916	-
Flitches	6,027	7,281
Sawn timber	155,170	190,351
Remanufactured wood products	128,274	144,558
Plywood and fiber panels	132,753	221,310
Posts	7,451	11,087
Other	-	365
Total export sales revenue	1,026,589	1,235,794
Domestic sales		
Bleached pulp	32,967	47,075
Unbleached pulp	1,799	1,354
Sawlogs	14,041	16,570
Pulplogs	6,692	5,284
Sawn timber	44,724	56,891
Remanufactured wood products	9,090	1,990
Chips	653	507
Electric power	4,591	7,836
Plywood and fiber panels	45,644	75,631
Other	1,228	8,788
Total domestic sales revenue	161,429	222,426
Total sales revenue	1,188,018	1,458,220

.22 OPERATING COSTS

(a) Cost of sales

Arauco's cost of sales consisted of the following:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Timber	113,613	152,777
Chemical products	55,070	72,195
Maintenance costs	42,010	53,877
Depreciation	96,984	100,907
Energy and fuel costs	19,298	27,053
Forestry works	122,916	135,311
Port costs	8,540	10,478
Sawing services	67,313	73,733
Electric power costs	9,885	13,998
Other raw materials, indirect cost and other	27,173	28,561
Total cost of sales	562,802	668,890

Audited Notes to the Consolidated Financial Statements

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

(b) Administration and selling expenses
Administration and selling expenses were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Wages and salaries	30,283	32,976
Insurance	4,388	4,868
Depreciation	5,584	6,070
Freight	113,645	139,447
Other transportation costs	32,630	37,650
Selling expenses	16,766	21,531
Other administrative expenses	31,609	40,683
Total administration and selling expenses	234,905	283,225

.23 OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Reimbursement of customs duties	2,769	3,096
Rental income	323	402
Insurance recoveries	74	2,436
Gain on sale of energy	151	136
Sale of materials and others	191	721
Gain on sale of property, plant and equipment	446	-
Reverse on sale expense provision of the previous year	-	321
Other income	2,215	2,913
Total other non-operating income	6,169	10,025

.24 OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Other services and fees	76	1,658
Other depreciation and amortization	523	712
Write-off of damaged forest	1,581	313
Donations	400	166
Severance payments	14	519
Project expenses	2,464	289
Write-off of obsolete material	346	2,564
Provision for uncollectible accounts receivable	309	3,618
Legal expenses	58	96
Taxes	3,988	3,907
Loss on sale of fixed assets	-	258
Inventory adjustment	-	360
Other expenses	1,774	3,686
Total other non-operating expenses	11,533	18,146

December 31, 2003
Amounts in thousands of U.S. dollars, except as indicated

25 MINORITY INTEREST

The equity value corresponding to the shareholders' minority interest in each of the Company's subsidiaries was as follows:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	197	189
Forestal Arauco S.A.	1,630	1,686
Forestal Cholguán S.A.	4,069	4,474
Controladora de Plagas Forestales S.A.	197	202
Forestal Celsur S.A.	-	6,661
Arauco Europe S.A.	34	-
Total	6,127	13,212

The income value corresponding to the shareholder minority interest in each of the Company's subsidiaries was as follow:

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	(5)	(15)
Forestal Arauco S.A.	(79)	(97)
Forestal Cholguán S.A.	(188)	(121)
Arauco Europe S.A.	(9)	-
Controladora de Plagas Forestales S.A.	14	34
Total	(267)	(199)

26 SANCTIONS

During the years ended December 31, 2002 and 2003, neither the Company, nor any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

27 BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.
The charges to income related to such amortizations for the years ended December 31, 2002 and 2003 were U.S.$ 3,706 thousand and U.S.$ 2,881 thousand, respectively, which amounts are reflected in the statement of income under the heading "Interest Expense". The costs recorded for each year are shown below.

	As of December 31, 2002 ThU.S.$	2003 ThU.S.$
Stamp tax	7,741	6,464
Underwriters commission	4,618	5,791
Rate insurance commission	293	186
Risk evaluation	84	71
Accounting advice	32	88
Printing costs	77	60
Legal advice	419	506
Repayment of bonds	4,085	3,652
Other	115	154
Total bond issue costs	17,464	16,972

Amounts in thousands of U.S. dollars, except as indicated

.28 CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	7.40 million	2004
Valdivia Mill construction project	U.S.$	61.30 million	2004
Purchase Fondo de Comercio Pecom Energía S.A. (Alto Paraná S.A. subsidiary)	U.S.$	30.00 million	2004
Plywood Mill construction project	U.S.$	33.99 million	2004

.29 ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2003.

- Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 908 thousand. No future costs are forecasted.

- Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$4,376 thousand. Estimated future cost: U.S.$ 363 thousand.

- Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: U.S.$ 15,598 thousand. Estimated future cost: U.S.$ 16,405 thousand.

- Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$432 thousand. Estimated future cost: U.S.$84 thousand.

The Company's subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2003 we paid U.S.$ 112 thousand in relation to the system and we anticipate spending an additional amount of U.S.$ 80 thousand.

Amounts in thousands of U.S. dollars, except as indicated

30 SUBSEQUENT EVENTS

On January 22, 2004, the subsidiary Alto Paraná S.A. completed a restructuring of its debt (see note 14), establishing new terms as follows:

Due date: December 12, 2008
Interest Rate: LIBOR + 6.5%
It was also decided to terminate the irrevocable and unconditional guaranty granted by Arauco related to the Notes issued by the Argentine Collateral Trust I financial trust that was formed on June 13, 2001 under the laws of the Republic of Argentina. Simultaneously, through an offshore custodial vehicle, Arauco offered to the holders of the amended Notes, due 2008, a new full, unconditional and irrevocable guaranty, not merely as surety but as principal obligor in the event of any failure to meet the obligations related to the Notes.

In a meeting held on January 29, 2004, the undersigned Chief Executive Officer informed the Board of Directors that the construction of the Valdivia Pulp Mill, the company's principal investment in the last decade, has been accomplished. Also on January 29, 2004, the Board of Directors was informed that the mill had initiated production.

No other events have occurred since December 31, 2003 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V. Controller	Alejandro Pérez R. Chief Executive Officer

Report of Independent Accountants

Santiago, February 20, 2004

To the Shareholders and Directors
Celulosa Arauco y Constitución S.A.

We have audited the consolidated balance sheets of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended. These financial statements (including the notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the consolidated subsidiaries Forestal Celco S.A. and Forestal Cholguán S.A., which statements reflect total assets of ThUS$ 1,099,773 and ThUS$ 980,848 as of December 31, 2003 and 2002, respectively, and total revenues of ThUS$ 163,117 and ThUS$ 150,726 for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the referred companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Anthony J.F. Dawes
RUT: 4.576.198-3

PricewaterhouseCoopers

Summary of Financial Statements for Main Subsidiaries

Amounts in thousands of U.S. dollars, except as indicated

BALANCE SHEET As of December 31	Forestal Arauco & Subsidiaries 2002 ThU.S.$	Forestal Arauco & Subsidiaries 2003 ThU.S.$	Aserraderos Arauco S.A. 2002 ThU.S.$	Aserraderos Arauco S.A. 2003 ThU.S.$	Paneles Arauco S.A. 2002 ThU.S.$	Paneles Arauco S.A. 2003 ThU.S.$	Industrias Forestales S.A. & Subsidiaries (APSA) 2002 ThU.S.$	Industrias Forestales S.A. & Subsidiaries (APSA) 2003 ThU.S.$
Assets								
Current Assets	313,843	263,618	137,319	127,637	71,854	84,295	148,334	194,674
Fixed Assets	1,952,628	2,127,371	145,397	153,493	170,075	180,123	777,140	745,310
Other Assets	(8,780)	3,050	5,282	6,283	4,513	5,416	18,192	38,888
Total Assets	2,257,691	2,394,039	287,998	287,413	246,442	269,834	943,666	978,872
Liabilities and Shareholders' Equity								
Current Liabilities	33,519	113,240	29,615	45,711	50,465	23,336	31,881	17,508
Long-Term Liabilities	31,584	6,721	3,604	4,447	44,776	47,368	253,726	258,870
Monority Interest	24,711	32,320	-	-	-	-	1,960	4,171
Shareholders' equity	2,167,877	2,241,758	254,779	237,255	151,201	199,130	656,099	698,323
Total Liabilities and shareholders' equity	2,257,691	2,394,039	287,998	287,413	246,442	269,834	943,666	978,872

INCOME STATEMENT For the year ended December 31	Forestal Arauco & Subsidiaries 2002 ThU.S.$	Forestal Arauco & Subsidiaries 2003 ThU.S.$	Aserraderos Arauco S.A. 2002 ThU.S.$	Aserraderos Arauco S.A. 2003 ThU.S.$	Paneles Arauco S.A. 2002 ThU.S.$	Paneles Arauco S.A. 2003 ThU.S.$	Industrias Forestales S.A. & Subsidiaries (APSA) 2002 ThU.S.$	Industrias Forestales S.A. & Subsidiaries (APSA) 2003 ThU.S.$
Operating Income	117,665	134,718	29,201	36,967	41,309	58,007	52,295	76,490
Non Operating Income (Loss)	144	12,869	(399)	756	(4,603)	(1,131)	(41,571)	(10,251)
Income Tax	(16,757)	(22,455)	(4,020)	(6,380)	(6,263)	(10,046)	7,865	(14,640)
Minority Interest	(1,121)	(1,295)	-	-	-	-	(60)	(24)
Negative Goodwill Amortization	5,048	4,704	-	-	-	-	13,787	1,018
Net Income (Loss)	104,979	128,541	24,782	31,343	30,443	46,830	32,316	52,593

Representantes en el Exterior | Representatives & Contacts Abroad

Celulosa / Woodpulp

Colombia
Herzig y Cia. Ltda.
Carrera 50 Nos 6-41
Medellín, Colombia
Tel: (57-4) 2552122
Fax: (57-4) 2855805
P.O. Box: 1159
herzig@herzig.com.co

Venezuela
Forest Fibres International, Inc.
2600 Douglas Rd., Suite 1111-A Coral Gables
Florida 33134, USA
Tel: (1-305) 4485130/5161
Fax: (1-305) 4485167

North America
Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE,
Suite 370
Atlanta, GA 30328, USA
Tel: (1-770) 3501659 / 3799270
Fax: (1-770) 3799288 / 3501658
awp@arauco.cl

South Corea
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku
Seoul 137-130, Korea
Tel: (82-2) 5756761-4
Fax: (82-2) 5774963-4
Dupoong2@korea.com

South Corea - Mexico - Australia - Japan
Ekman & Co. INC.
200 South Biscayne Boulevard,
Miami, Florida 33131, USA
Tel: (1-305) 5791200
Fax: (1-305) 5791207
Paul.deblasis@ekman-ics.com

India - Indonesia - Thailand -Middle East
Elof Hansson Pulp, Inc.
565 Taxter Road, Elmsford
N.Y. 10523, USA
Tel: (1-914) 3458380
Fax: (1-914) 3458112 / 3458113
pulp@elofusa.com

Taiwan
Tai Shing Pulp and Paper Corporation
No. 35 Yen Pin Nan Lu
Taipei, Taiwan
Tel: (886-2) 23113393
Fax: (886-2) 23141793
PO Box: 232, Taipei

Malasia - Philippines
Itochu Pulp & Paper Asia Pte Ltd.
9 Raffles Place #41-01, Republic Plaza
Singapore 048619
Singapore
(65) 62300474
(65) 62300475
gouroku.w@itochu.com.sg

Europe
Arauco Forest Products B.V.
Gevers Deynootweg 61
2586 Bj The Hague
The Netherlands
Tel: (31-70) 3069555
Fax: (31-70) 3069550
afp@arauco.cl

Maderas y Paneles / Wood Products

Brasil
Arauco do Brasil
Av. N. Sra. Aparecida, 45
Cj. 02 - Seminário CEP 80440-000
Curitiba - PR - Brasil
Tel: (55-41) 3438604
Fax: (55-41) 3438545
arauco@araucodobrasil.com.br

South Corea
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku
Seoul, Korea
Tel: (82-2) 5756761 - 4
Fax: (82-2) 5774963 - 4
Dupoong2@korea.com

North America
Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE,
Suite 370
Atlanta, GA 30328, USA
Tel: (1-770) 3501659 / 3799270
Fax: (1-770) 3799288 / 3501658
awp@arauco.cl

Europe
Arauco Forest Products B.V.
Gevers Deynootweg 61 - 5th Floor
2586 BJ The Hague
The Netherlands
Tel: (31-70) 306 9555
Fax: (31-70) 306 9550
afp@arauco.cl

Peru
Arauco Perú S.A.
Av. Emilio Cavenecia 225, Oficina 401-402
San Isidro, Lima, Perú
Tel: (511) 4220656
Fax: (511) 4220672
ventas@araucoperu.com.pe

Japan
Arauco Asia
Akasaka Sanshin Building 2nd Floor
7-3-9 Akasaka, Minato-Ku, Tokyo 107, Japan
Tel: (81-3) 35837020
Fax: (81-3) 35837269 / 35837352
sales@araucoasia.com

Celulosa Arauco y Constitución S.A.
Forestal Arauco S.A.
Aserraderos Arauco S.A.
Paneles Arauco S.A.
Av. El Golf 150, 14th Floor.
Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 6985967

Alto Paraná S.A
Delia Paolera 265 2º Piso C1001ADA
Buenos Aires, Argentina
Tel. (54-11) 5556-6000
Fax (54-11) 5556-6057

Bosques Arauco S.A.
Los Horcones s/n - Arauco, Chile
Tel. (56-41) 509100 - Fax (56-41) 509110

Forestal Celco S.A.
Forestal Cholguán S.A.
Schepeler 515 - Constitución, Chile
Tel. (56-71) 200900 - Fax (56-71) 671905

Forestal Valdivia S.A.
Camino a Sta. Elvira s/n - Salida Norte,
Valdivia, Chile
Tel. (56-63) 209200 - Fax (56-63) 209300

Investigaciones Forestales
Bioforest S.A.
Camino a Coronel Km.15 s/n Coronel,
Casilla 70-C, Concepción, Chile
Tel. (56-41) 390438 - Fax (56-41) 390439

Servicios Logísticos S.A.
Los Canelos 71, San Pedro,
Concepción, Chile
Tel. (56-41) 261800 - Fax (56-41) 372693

Arauco Generación S.A.
Vitacura 2771, 9th Floor, Santiago, Chile
Tel. (56-2) 5606700 - Fax (56-2) 5606701

Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE,
Suite 370
Atlanta, GA 30328, USA
Tel. (1-770) 3501659 / 3799270
Fax (1-770) 3799288 / 3501658

Arauco Forest Products B.V.
Gevers Deynootweg 61 - 5th Floor
2586 BJ The Hague
The Netherlands
Tel. (31-70) 306 9555
Fax (31-70) 306 9550

Arauco Asia, Representative Office
Akasaka Sanshin Building 2nd Floor
7-3-9 Akasaka, Minato-Ku, Tokyo 107, Japan
Tel. (81-3) 35837020
Fax (81-3) 35837269 / 35837352

Araucomex S.A. de C.V
Av. Vallarta 6503, Piso 5A
Colonia Ciudad Granja
Zapopan, Jalisco, Mexico
Codigo Postal 45010
Tel. (52-33) 31100205
Fax (52-33) 31100775

Arauco Distribución S.A.
Avda. Presidente Frei Montalva 21100,
Lampa, Santiago, Chile
Tel. (56-2) 4258000 - Fax (56-2) 4258008

Arauco do Brasil
Av. N. Sra. Aparecida 19
Cj. 02 - Seminario CEP 80440-000
Curitiba - PR - Brasil
Tel. (55-41) 3438604
Fax (55-41) 3438145

Arauco Peru S.A.
Av. Emilio Cavenecia 225, Oficina 421 [illegible]
San Isidro, Lima, Perú
Tel. (51-1) 4220656
Fax (51-1) 4220672

Compañía Puerto de Coronel S.A.
Av. Carlos Prat 40, Casilla [illegible], Coronel, Chile
Tel. (56-41) 710303
Fax (56-41) 710535-774[illegible]

Puerto de Lirquén S.A.
Teatinos 248, 7th Floor, Santiago, Chile
Tel. (56-2) 6710550 - Fax (56-2) 698[illegible]

Plantas de Celulosa

Planta Arauco / Arauco Mill
[illegible] Arauco, Chile
Tel. (56-41) 509400 - Fax (56-41) 509401/2

Planta Constitución / Constitución Mill
Av. Mac Iver 505, Casilla 93
Constitución, Chile
Tel. (56-71) [illegible] - Fax (56-71) 67[illegible]

Planta Licancel / Licancel Mill
Camino a Boca Km.3 - Licantén, Chile
Tel. (56-75) 460024 - Fax (56-75) 460028

Planta Valdivia / Valdivia Mill
Ruta 5 Sur Km 788
Sector Rucaco
San José de la Mariquina, Chile
Tel. (56-63) [illegible] - Fax (56-63) 271412

Aserraderos

Concepción
Los Canelos 71 - San Pedro, Casilla 70-C
Concepción, Chile
Tel. [illegible] - Fax (56-41) 867090

Planta Alto Paraná / Alto Paraná Mill
Puerto Esperanza 3378, Misiones, Argentina
Tel. (54-3757) 488000 - Fax (54-3757) 488099

Argentina Piray
Av. Francisco Goicochea s/nº - km 1
(ex Ruta Prov. 16)
C.P. N3381WCA - Puerto Piray

Misiones, República Argentina
Tel. (54-3751) 460500 (anexo 238 o 205)
Fax (54-3751) 460011 (anexo 201)

Argentina Bossetti
Ruta 12 [illegible]
[illegible] Puerto Bossetti

Misiones
Argentina
Tel. [illegible]

Plantas de Paneles

Planta de Terciados / Plywood Mill
Los Horcones s/n - Arauco, Chile
Tel. (56-41) 206800 - Fax (56-41) 571155

Plantas Tableros MDF-HDF /
MDF-HDF Mill
Camino Cholguán s/n - Yungay, Chile
Tel. (56-41) 922600 - Fax (56-41) 922780

Planta Tableros MDF-ARGENTINA -
PIRAY / MDF Mill ARGENTINA - PIRAY
Av. Francisco Goicochea s/nº - km 1
(ex Ruta Prov. 16)
C.P. N3381WCA - Puerto Piray
Misiones, República Argentina
Tel. (54-3751) 460500 (anexo 238 o 205)
Fax (54-3751) 460500 (anexo 201)

Instituciones Financieras

Bancos en Chile

ABN Amro Bank
Banco BBVA
Banco Crédito e Inversiones
Banco de Chile
Banco Estado
Banco Santander - Santiago
Banco Security
Bank Boston
Citibank N.A.
Deutsche Bank
HSBC
JP Morgan Chase
Scotiabank
The Bank of Tokyo - Mitsubishi
Dresdner Bank Lateinamerika

Bancos en el Exterior

Banco Bilbao Vizcaya Argentaria (BBVA)
Bank of Tokyo - Mitsubishi
Banco Santander Central Hispano
Bank Boston
Bayerische Hypo und Vereinsbank
Bayerische Landesbank
BNP Paribas
Caja Madrid
Citibank N.A.
Credit Lyonnais
Deutsche Bank
Dresdner Kleinwort Benson
Export Development Bank of Canada
HSBC
ING Bank
JP Morgan Chase
Landesbank Baden - Württemberg
Rabobank
San Paolo IMI
Scotiabank
Westdeutsche Landesbank

Concepción Visual y Diseño Gráfico | Concept and Graphic Design
Naranjo Sadler Design

Impresión | Printed by
Gráfica Escorpio



Antecedentes Legales de la Sociedad | Corporate Legal Information

Razón Social: Celulosa Arauco y Constitución S.A.
R.U.T.: 93.458.000-1
Domicilio Legal: Av. El Golf 150, 14° Piso, Las Condes, Santiago, Chile.
Tipo de Entidad: Sociedad Anónima Abierta
Inscripción en el Registro de Valores: N° 042 de 14 de Junio de 1982.
Documentos Constitutivos: Celulosa Arauco y Constitución S.A. fue constituida por Escritura Pública de fecha 28 de Octubre de 1970, otorgada ante el Notario Público de Santiago, don Ramón Valdivieso Sánchez y modificada por la Escritura Pública de fecha 6 de Mayo de 1971, otorgada ante el Notario Público de Santiago, don Sergio Rodríguez Garcés. Se autorizó su existencia el 18 de Agosto de 1971, por la Resolución N° 300-S de la Superintendencia de Valores y Seguros, llevándose a cabo la inscripción pertinente a fojas 6.433 N°2.994 del Registro de Comercio del Conservador de Bienes Raíces de Santiago correspondiente al año 1971. El extracto respectivo se publicó además en el Diario Oficial del 4 de Septiembre de 1971.

Corporate Name: Celulosa Arauco y Constitución S.A.
Tax Registration N°: 93.458.000-1
Place of Business: Av. El Golf 150, 14th Floor, Las Condes, Santiago, Chile.
Legal Status: Public corporation («Sociedad Anónima Abierta»)
Securities Registration: Number 042, June 14, 1982.
Corporate Documents: Celulosa Arauco y Constitución S.A. filed Articles of Incorporation on October 28, 1970 in Santiago (notarized by Ramón Valdivieso Sánchez, Notary Public of Santiago). The Articles of Incorporation were amended on May 6, 1971 (notarized by Sergio Rodríguez Garcés, Notary Public of Santiago). The Corporation was authorized on August 18, 1971 by resolution 300-S of the Chilean Securities Commission (Superintendencia de Valores y Seguros) and recorded on Page 6433 Number 2994 of the Santiago Commercial Property Register for 1971. Notice was published in the Official Gazette on September 4, 1971.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

By: ____________________
Name: Alejandro Pérez
Title: Chief Executive Officer

Date: July 2, 2004